-----------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            Oxford Health Plans, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   691471 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 4 amends and supplements the Schedule 13D (the "Schedule") filed on March 5, 1998, as amended by Amendment No. 1 filed on June 10, 1998, Amendment No. 2 filed on September 23, 1998 and Amendment No. 3 filed on November 23, 1998, by TPG Partners II, L.P. ("TPG"), TPG Oxford LLC, TPG Parallel II, L.P. ("TPG Parallel") and TPG Investors II, L.P. ("TPG Investors"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Oxford Health Plans, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 4.  Purpose of Transaction.
         -----------------------

     TPG, TPG Parallel and TPG Investors (collectively, the "TPG Parties"), the Assignees (together with the TPG Parties, the "Holders") and the Company entered into a Share Exchange Agreement (the "Exchange Agreement"), dated as of February 13, 1999, pursuant to which, on such date, (i) the Holders exchanged all 245,000 outstanding shares of Series A Preferred Stock for 260,146.909 shares of the Company's newly-issued Series D Preferred Stock, $0.01 par value (the "Series D Preferred Stock"), (ii) the Holders exchanged all 105,000 outstanding shares of Series B Preferred Stock for 111,820.831 shares of the Company's newly-issued Series E Preferred Stock, $0.01 par value (the "Series E Preferred Stock"), and
(iii) the parties made conforming amendments to the Investment Agreement, the Registration Rights Agreement, the Warrants and the Assignment Agreements (filed hereto as Exhibits 9, 10 and 11, the "Assignment Agreements") between TPG and the Assignees. As a result of the exchange, the Holders no longer hold Series A Preferred Stock or Series B Preferred Stock and hold only Series D Preferred Stock and Series E Preferred Stock.

     In the exchange, (i) for each share of Series A Preferred Stock, a Holder received one share of Series D Preferred Stock, plus 0.061824118367 of a share of Series D Preferred Stock representing dividends on the Series A Preferred Stock accrued and unpaid through February 13, 1999, and (ii) for each share of Series B Preferred Stock, a Holder received one share of Series E Preferred Stock, plus 0.064960295238 of a share of Series E Preferred Stock representing dividends on the Series B Preferred Stock accrued and unpaid through February 13, 1999.


     The Exchange Agreement is filed as Exhibit 14 hereto and incorporated by reference herein. The foregoing description of the Exchange Agreement is qualified in its entirety by reference to such agreement.

     The Series D Preferred Stock. The Series D Preferred Stock has substantially similar terms to the Series A Preferred Stock and the Series B Preferred Stock, with the following exceptions. The Series D Preferred Stock accumulates dividends at an annual rate of (i) 5.319521% until May 13, 2000, and
(ii) 5.129810% following May 13, 2000. The Series D Preferred Stock also contains certain limitations on the Holders' right to use shares of Series D Preferred Stock as consideration in connection with the payment of the exercise price of the Warrants. Prior to May 13, 2000, the Holders may only use to pay the exercise price of the Warrants a percentage of the total amount of Series D Preferred Stock issued on February 13, 1999 that does not exceed the percentage of the total number of shares of Series E Preferred Stock issued on February 13, 1999 that have been redeemed, repurchased or retired by the Company, or used as consideration for the Warrants by the Holders.

     The Series E Preferred Stock. The Series E Preferred Stock has substantially similar terms to the Series A Preferred Stock and the Series B Preferred Stock, with the following exceptions. The Series E Preferred Stock accumulates dividends at an annual rate of (i) 14.589214% until May 13, 2000, and (ii) 14% following May 13, 2000.

     The Certificates of Designation of the Series D Preferred Stock and Series E Preferred Stock filed by the Company with the Secretary of State of the State of Delaware on February 12, 1999 are filed as Exhibits 15 and 16 hereto and are incorporated by reference herein. The foregoing description of the terms of the Series D Preferred Stock and the Series E Preferred Stock is qualified in its entirety by reference to the Certificates of Designation with respect thereto.


Item 7. Material to be Filed as Exhibits
        --------------------------------

Exhibit 14   Share Exchange Agreement, dated as of February 13, 1999
Exhibit 15   Certificate of Designations of Series D Preferred Stock
Exhibit 16   Certificate of Designations of Series E Preferred Stock

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners II, L.P. is true, complete and correct.

Dated:  February 26, 1999

                              TPG PARTNERS II, L.P.

                              By:  TPG GenPar II, L.P.
                                   its General Partner

                              By:  TPG Advisors II, Inc.
                                   its General Partner

                              By: /s/ James O'Brien
                                 ---------------------
                              Name: James O'Brien
                              Title: Vice President

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel II, L.P. is true, complete and correct.

Dated:  February 26, 1999

                              TPG PARALLEL II, L.P.

                              By:  TPG GenPar II, L.P.
                                   its General Partner

                              By:  TPG Advisors II, Inc.
                                   its General Partner

                              By: /s/ James O'Brien
                                 ---------------------
                              Name: James O'Brien
                              Title: Vice President

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Investors II, L.P. is true, complete and correct.

Dated:  February 26, 1999

                             TPG INVESTORS II, L.P.

                             By:  TPG GenPar II, L.P.
                                  its General Partner

                             By:  TPG Advisors II, Inc.
                                  its General Partner

                             By: /s/ James O'Brien
                                 ---------------------
                             Name: James O'Brien
                             Title: Vice President

                                  EXHIBIT INDEX
                                  -------------

                                  Exhibit                                Page
                                  -------                                ----

1.   Joint Filing Agreement, dated as of March 4, 1998 among TPG           *
     Partners II, L.P., TPG Oxford LLC, TPG Parallel II, L.P. and
     TPG Investors II, L.P.

2.   Investment Agreement, dated as of February 23, 1998 by and            *
     between TPG Oxford LLC and Oxford Health Plans, Inc.

3.   Certificate of Designations of Series A Cumulative                    *
     Preferred Stock (attached as Exhibit A to the Investment
     Agreement).

4.   Form of Series A Warrant Certificate (attached as Exhibit B           *
     to the Investment Agreement).

5.   Certificate of Designations of Series B Cumulative Preferred          *
     Stock (attached as Exhibit C to the Investment Agreement).

6.   Form of Series B Warrant Certificate (attached as Exhibit D           *
     to the Investment Agreement).

7.   Certificate of Designations of Series C Participating                 *
     Preferred Stock (attached as Exhibit E to the Investment
     Agreement).

8.   Registration Rights Agreement, dated as of February 23, 1998          *
     by and between Oxford Health Plans, Inc. and TPG Oxford
     LLC.

9.   Assignment Agreement, dated as of April 23, 1998, by and              *
     among TPG Oxford LLC and the DLJ Entities.

10.  Assignment Agreement, dated as of April 28, 1998, by and              *
     between TPG Oxford LLC and Oxford Acquisition Corp.

11.  Assignment Agreement, dated as of April 28, 1998, by and              *
     between TPG Oxford LLC and Chase Equity Associates, L.P.

12.  Assignment Agreement, dated as of August 21, 1998 by and              *
     between TPG Oxford LLC and TPG Partners II, L.P.

13.  Amendment No. 3 to Investment Agreement, dated as of                  *
     November 19, 1998

14.  Share Exchange Agreement, dated as of February 13, 1999 by            8
     and between TPG Partners II, L.P., TPG Parallel II, L.P.,
     TPG Investors II, L.P., Chase Equity Associates, L.P.,
     Oxford Acquisition Corp., the DLJ Entities and Oxford Health
     Plans, Inc.

15.  Certificate of Designations of Series D Cumulative Preferred         18
     Stock

16.  Certificate of Designations of Series E Cumulative Preferred         31
     Stock Previously filed


*   Previously filed

                            SHARE EXCHANGE AGREEMENT

     SHARE EXCHANGE AGREEMENT, dated as of February 13, 1999, by and among TPG Partners II, L.P., a Delaware limited partnership ("TPG Partners"), TPG Parallel II, L.P., a Delaware limited partnership ("TPG Parallel"), TPG Investors II, L.P., a Delaware limited partnership ("TPG Investors", and together with TPG Partners and TPG Parallel, "TPG"), Chase Equity Associates, L.P., a Delaware limited partnership ("Chase"), Oxford Acquisition Corp., a Delaware corporation ("Acquisition"), the entities listed as "DLJ Entities" on the signature pages hereto (each, a "DLJ Entity," and together with TPG, Chase and Acquisition, the "Investors") and Oxford Health Plans, Inc., a Delaware corporation (the "Company").

     WHEREAS, the Company desires to exchange (i) newly-issued shares of its Series D Cumulative Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock"), for all of the outstanding shares of its Series A Cumulative Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), and
(ii) newly-issued shares of its Series E Cumulative Preferred Stock, par value $0.01 per share (the "Series E Preferred Stock," and together with the Series D Preferred Stock, the "New Preferred Stock"), for all outstanding shares of its Series B Cumulative Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock," and together with the Series A Preferred Stock, the "Existing Preferred Stock");

     WHEREAS, the Investors desire to exchange all outstanding shares of the Existing Preferred Stock for newly-issued shares of the New Preferred Stock; and

     WHEREAS, the Investors and the Company desire to amend the Assignment Agreements (as defined below), the Investment Agreement (as defined below), the Registration Rights Agreement (as defined below) and the Warrants (as defined below) in connection with the transactions contemplated hereby;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties hereto agree as follows:

     Section 1. Series A Exchange. The Company shall issue, in the aggregate, 260,146.909 shares of Series D Preferred Stock having the rights, preferences, privileges and restrictions set forth in the form of Certificate of Designations attached hereto as Exhibit A and shall exchange all such shares with the Investors for all outstanding shares of Series A Preferred Stock. Each Investor agrees to participate in the exchange described in the preceding sentence by surrendering to the Company all outstanding shares of Series A Preferred Stock held by such Investor at such place as the Company shall designate in its reasonable discretion and upon such surrender to accept a corresponding number of shares of Series D Preferred Stock in exchange therefor.

     Section 2. Series B Exchange. The Company shall issue, in the aggregate, 111,820.831 shares of Series E Preferred Stock having the rights, preferences, privileges and restrictions set forth in the form of Certificate of Designations attached hereto as Exhibit B and shall exchange all such shares with the Investors for all outstanding shares of Series B Preferred Stock. Each Investor agrees to participate in the exchange described in the preceding sentence by surrendering to the Company all outstanding shares of Series B Preferred Stock held by such Investor at such place as the Company shall designate in its reasonable discretion and upon such surrender to accept a corresponding number of shares of Series E Preferred Stock in exchange therefor.

     Section 3. Time of Exchange. The share exchanges described in Sections 1 and 2 hereof shall occur on February 13, 1999 (the "Exchange Date"). The obligation of any party hereto to participate in either of the exchanges described in Sections 1 and 2 hereof shall be conditioned on the other exchange occurring simultaneously.

     Section 4. Effectiveness; Counterparts. This Share Exchange Agreement shall become effective when executed by each of the parties hereto. This Share Exchange Agreement may be executed in any number of separate counterparts, each of which shall, collectively and separately, constitute one agreement.

     Section 5. Assignment Agreement Amendments. Reference is made to the Assignment Agreement, dated April 23, 1998, among TPG Oxford LLC, a Delaware limited liability company ("TPG Oxford") and the DLJ Entities, the Assignment Agreement, dated April 28, 1998, between TPG Oxford and Acquisition, and the Assignment Agreement, dated April 28, 1998, between TPG Oxford and Chase (collectively, the "Assignment Agreements"). Each Investor agrees with respect to the Assignment Agreement or Assignment Agreements to which such Investor is a party that from and after the consummation of the exchanges referred to in Sections 1 and 2 hereof:

     (a) All references in such Agreement or Agreements relating to the "Series A Preferred Stock" and "Series B Preferred Stock" shall be deemed to be references to the Series D Preferred Stock and Series E Preferred Stock, respectively.

     (b) An additional section shall be added to such Agreement or Agreements which states: "Each party hereto agrees that prior to May 13, 2000 such party and its transferees, successors and assigns shall not use shares of Series D Preferred Stock as consideration in connection with the exercise of the Series A Warrants or Series B Warrants; provided, that such party and its transferees, successors and assigns in the aggregate may do so with respect to a percentage of the total number of shares of the Series D Preferred Stock originally issued by the Company to such party on the Exchange Date that does not exceed the percentage of the total number of shares of Series E Preferred Stock issued by the Company on the Exchange Date that have been (A) redeemed by the Company, (B) repurchased by the Company as a result of a Change of Control (as defined in the Certificate of Designations for the Series E Preferred Stock) or otherwise, (C) used as consideration in connection with the exercise of the Company's Series A Warrants or Series B Warrants, or (D) otherwise retired by the Company.

     Section 6. Investment Agreement, Registration Rights Agreement and Warrant Amendments. (a) Reference is made to the Investment Agreement, dated as of February 23, 1998 (the "Investment Agreement"), by and between TPG Oxford and the Company. From and after the consummation of the exchanges referred to in Sections 1 and 2 hereof, all references set forth in the Investment Agreement to the "Series A Cumulative Preferred Stock, par value $0.01 per share", "Series A Preferred Stock" and the "Series A Certificate of Designations" shall be deemed to be references to the Series D Cumulative Preferred Stock, par value $0.01 share, Series D Preferred Stock and the Certificate of Designations filed with the Secretary of State of the State of Delaware with respect to the Series D Preferred Stock, respectively. From and after the consummation of the exchanges referred to in Sections 1 and 2 hereof, all references set forth in the Investment Agreement to the "Series B Cumulative Preferred Stock, par value $0.01 per share", "Series B Preferred Stock" and the "Series B Certificate of Designations" shall be deemed to be references to the Series E Cumulative Preferred Stock, par value $0.01 per share, Series E Preferred Stock and the Certificate of Designations filed with the Secretary of State of the State of Delaware with respect to the Series E Preferred Stock, respectively.

     (b) Reference is made to the Registration Rights Agreement, dated as of February 23, 1998 by and between the Company and TPG Oxford (the "Registration Rights Agreement"). From and after the consummation of the exchanges referred to in Sections 1 and 2 hereof, all references set forth in the Registration Rights Agreement to the "Series A Cumulative Preferred Stock, par value $0.01 per share" and the "Series A Preferred Stock" shall be deemed to be references to the Series D Cumulative Preferred Stock, par value $0.01 per share and the Series D Preferred Stock, respectively. From and after the consummation of the exchanges referred to in Sections 1 and 2 hereof, all references set forth in the Registration Rights Agreement to the "Series B Cumulative Preferred Stock, par value $0.01 per share" and the "Series B Preferred Stock" shall be deemed to be references to the Series E Cumulative Preferred Stock, par value $0.01 per share and the Series E Preferred Stock, respectively.

     (c) Reference is made to the Series A Warrants and Series B Warrants of the Company, dated May 13, 1998 (collectively, the "Warrants"). As of the date hereof, all outstanding Warrants are held by the Investors. From and after the consummation of the exchanges referred to in Sections 1 and 2 hereof, all references set forth in the Warrants to the "Series A Cumulative Preferred Stock, par value $0.01 per share", "Series A Preferred Stock" and the "Certificate of Designations for the Series A Preferred Stock filed by the Company with the Secretary of State of the State of Delaware" shall be deemed to be references to the Series D Cumulative Preferred Stock, par value $0.01 per share, Series D Preferred Stock and the Certificate of Designations filed with the Secretary of State of the State of Delaware with respect to the Series D Preferred Stock, respectively. From and after the consummation of the exchanges referred to in Sections 1 and 2 hereof, all references set forth in the Warrants to the "Series B Cumulative Preferred Stock, par value $0.01 per share", "Series B Preferred Stock" and the "Certificate of Designations for the Series B Preferred Stock filed by the Company with the Secretary of State of the State of Delaware" shall be deemed to be references to the Series E Cumulative Preferred Stock, par value $0.01 per share, Series E Preferred Stock and the Certificate of Designations filed with the Secretary of State of the State of Delaware with respect to the Series E Preferred Stock, respectively.

     Section 7. Binding Effect; Transfers. Each Investor agrees that this Agreement and the obligations hereunder shall attach to all of such Investor's shares of Existing Preferred Stock and shall be binding upon any person or entity to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise, including, without limitation, such Investor's heirs, guardians, administrators or successors.

     Section 8. Governing Law. This Share Exchange Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to the principles thereof regarding conflicts of law.

     IN WITNESS WHEREOF, the parties hereto have caused this Share Exchange Agreement to be executed by their respective officers or partners thereunto duly authorized, as of the date first above written.


                                          OXFORD HEALTH PLANS, INC.


                                          By  /s/ Jeffrey H. Boyd
                                              ---------------------------
                                          Name:  Jeffrey H. Boyd
                                          Title: Executive Vice President
                                                 and General Counsel

                                          TPG PARTNERS II, L.P.

                                          By:  TPG GenPar II, L.P.
                                               General Partner

                                               By:  TPG Advisors II, Inc.
                                                    General Partner


                                          By  /s/ James J. O'Brien
                                              ---------------------------
                                          Name:  James J. O'Brien
                                          Title: Vice President

                                          TPG PARALLEL II, L.P.

                                          By:  TPG GenPar II, L.P.
                                               General Partner

                                               By:  TPG Advisors II, Inc.
                                                    General Partner



                                          By  /s/ James J. O'Brien
                                              ------------------------------
                                          Name:  James J. O'Brien
                                          Title: Vice President


                                          TPG INVESTORS II, L.P.

                                          By:  TPG GenPar II, L.P.
                                               General Partner

                                               By:  TPG Advisors II, Inc.
                                                    General Partner


                                          By  /s/ James J. O'Brien
                                              ---------------------------
                                          Name:  James J. O'Brien
                                          Title: Vice President


                                          CHASE EQUITY ASSOCIATES, L.P.

                                          By:  Chase Capital Partners
                                               General Partner


                                          By  /s/ Mitchell J. Blutt
                                              ---------------------------
                                          Name:  Mitchell J. Blutt
                                          Title: Executive Partner


                                          OXFORD ACQUISITION CORP.

                                          By  /s/ John D. Howard
                                              ---------------------------
                                          Name:  John D. Howard
                                          Title: Executive Vice President

                                          DLJ ENTITIES:

                                          DLJMB FUNDING II, INC.



                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President


                                          DLJ MERCHANT BANKING PARTNERS II, L.P.

                                          By:  DLJ Merchant Banking II, Inc.
                                               Managing General Partner


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President


                                          DLJ MERCHANT BANKING PARTNERS II-A,
                                          L.P.

                                          By:  DLJ Merchant Banking II, Inc.
                                               Managing General Partner


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President


                                          DLJ DIVERSIFIED PARTNERS, L.P.

                                          By:  DLJ Diversified Partners, L.P.
                                               Managing General Partner


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President

                                          DLJ DIVERSIFIED PARTNERS-A, L.P.

                                          By:  DLJ Diversified Partners, L.P.
                                               Managing General Partner


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President


                                          DLJ MILLENIUM PARTNERS, L.P.

                                          By:  DLJ Merchant Banking II, Inc.
                                               Managing General Partner


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President


                                          DLJ MILLENIUM PARTNERS-A, L.P.

                                          By:  DLJ Merchant Banking II, Inc.
                                               Managing General Partner


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President


                                          DLJ FIRST ESC L.P.

                                          By:  DLJ LBO Plans Management
                                               Corporation
                                               General Partner


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President

                                          DLJ OFFSHORE PARTNERS II, C.V.

                                          By:  DLJ Merchants Banking II, Inc.
                                               Managing General Partner


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President


                                          DLJ EAB PARTNERS, L.P.

                                          By:  DLJ LBO Plans Management
                                               Corporation
                                               General Partner


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President


                                          UK INVESTMENT PLAN 1997 PARTNERS


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President



                                          By:  UK Investment Plan 1997 Partners,
                                               Inc.
                                               Managing General Partner


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President

                                          DLJ ESC II L.P.

                                          By:  DLJ LBO Plans Management
                                               Corporation
                                               Manager


                                                   /s/ Ivy Dodes
                                               ---------------------------
                                               Name:  Ivy Dodes
                                               Title: Vice President


                                          DLJ CAPITAL CORPORATION


                                                   /s/ Arthur S. Zuckerman
                                               ---------------------------
                                               Name:  Arthur S. Zuckerman
                                               Title: Vice President


                                          SPROUT GROWTH II, L.P.

                                          By:  DLJ Capital Corporation
                                               Managing General Partner


                                                   /s/ Arthur S. Zuckerman
                                               ---------------------------
                                               Name:  Arthur S. Zuckerman
                                               Title: Vice President


                                          THE SPROUT CEO FUND, L.P.

                                          By:  DLJ Capital Corporation
                                               General Partner


                                                   /s/ Arthur S. Zuckerman
                                               ---------------------------
                                               Name:  Arthur S. Zuckerman
                                               Title: Vice President

                                          SPROUT CAPITAL VIII, L.P.

                                          By:  DLJ Capital Corporation
                                               Managing General Partner


                                                   /s/ Arthur S. Zuckerman
                                               ---------------------------
                                               Name:  Arthur S. Zuckerman
                                               Title: Vice President


                                          SPROUT VENTURE CAPITAL, L.P.

                                          By:  DLJ Capital Corporation
                                               General Partner


                                                   /s/ Arthur S. Zuckerman
                                               ---------------------------
                                               Name:  Arthur S. Zuckerman
                                               Title: Vice President

                           CERTIFICATE OF DESIGNATIONS

                                       of

                       SERIES D CUMULATIVE PREFERRED STOCK

                                       of

                            OXFORD HEALTH PLANS, INC.

                         (Pursuant to Section 151 of the
                        Delaware General Corporation Law)

                                 --------------

          Oxford Health Plans, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies that the following resolutions were adopted by the Board of Directors of the Corporation (the "Board of Directors") pursuant to authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law:

          RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors in accordance with the provisions of the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended (the "Certificate of Incorporation"), the Board of Directors hereby creates a series of the Corporation's previously authorized preferred stock, par value $0.01 per share (the "Preferred Stock"), and hereby states the designation and number thereof, and fixes the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, as follows:

          Series D Cumulative Preferred Stock:

                            I. Designation and Amount
                               ----------------------

          The designation of this series of shares shall be "Series D Cumulative Preferred Stock" (the "Series D Preferred Stock"); the stated value per share shall be $1,000 (the "Stated Value"); and the number of shares constituting such series shall be 300,000. The number of shares of the Series D Preferred Stock may be decreased from time to time by a resolution or resolutions of the Board of Directors; provided, however, that such number shall not be decreased below the aggregate number of shares of the Series D Preferred Stock then outstanding.

                                    II. Rank
                                        ----

          A. With respect to dividend rights, the Series D Preferred Stock shall rank (i) junior to each other class or series of Preferred Stock which by its terms ranks senior to the Series D Preferred Stock as to payment of dividends,
(ii) on a parity with each other class or series of Preferred Stock which by its terms ranks on a parity with the Series D Preferred Stock as to payment of dividends, including the Series E Preferred Stock, par value $0.01 per share, of the Corporation (the "Series E Preferred Stock") and (iii) prior to the Corporation's Common Stock, par value $.01 per share (the "Common Stock"), and, except as specified above, all other classes and series of capital stock of the Corporation hereafter issued by the Corporation. With respect to dividends, all equity securities of the Corporation to which the Series D Preferred Stock ranks senior, including the Common Stock, are collectively referred to herein as the "Junior Dividend Securities"; all equity securities of the Corporation with which the Series D Preferred Stock ranks on a parity, including the Series E Preferred Stock, are collectively referred to herein as the "Parity Dividend Securities"; and all equity securities of the Corporation (other than convertible debt securities) to which the Series D Preferred Stock ranks junior, with respect to dividends, are collectively referred to herein as the "Senior Dividend Securities."

          B. With respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Series D Preferred Stock shall rank (i) junior to each other class or series of Preferred Stock which by its terms ranks senior to the Series D Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up,
(ii) on a parity with each other class or series of Preferred Stock which by its terms ranks on a parity with the Series D Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, including the Series E Preferred Stock, and (iii) prior to the Common Stock and, except as specified above, all other classes and series of capital stock of the Corporation hereinafter issued by the Corporation. With respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all equity securities of the Corporation to which the Series D Preferred Stock ranks senior, including the Common Stock, are collectively referred to herein as "Junior Liquidation Securities"; all equity securities of the Corporation (other than convertible debt securities) to which the Series D Preferred Stock ranks on parity, including the Series E Preferred Stock, are collectively referred to herein as "Parity Liquidation Securities"; and all equity securities of the Corporation to which the Series D Preferred Stock ranks junior are collectively referred to herein as "Senior Liquidation Securities."

          C. The Series D Preferred Stock shall be subject to the creation of Junior Dividend Securities and Junior Liquidation Securities (collectively, "Junior Securities") but no Parity Dividend Securities or Parity Liquidation Securities (collectively, "Parity Securities") (other than the Series E Preferred Stock), or Senior Dividend Securities or Senior Liquidation Securities (collectively, "Senior Securities") shall be created except in accordance with the terms hereof and the Investment Agreement, including, without limitation, Section F of Article VIII of this Certificate of Designations.

                                 III. Dividends
                                      ---------
          A. Dividends. Prior to May 13, 2000, shares of Series D Preferred Stock shall accumulate dividends at a rate of 5.319521% per annum, payment of which may be made in cash or by the issuance of additional shares of Series D Preferred Stock (which, upon issuance, shall be fully paid and nonassessable), at the option of the Corporation; provided that if any such dividend is paid after May 13, 2000, such dividend shall be paid in cash. On and after May 13, 2000, shares of Series D Preferred Stock shall accumulate dividends at a rate of 5.129810% per annum, which dividends shall be paid in cash. On and prior to May 13, 2000, dividends shall be paid annually on May 13, 1999 and May 13, 2000, and thereafter dividends shall be paid in four equal quarterly installments on the last day of March, June, September and December of each year, or if any such date is not a Business Day, the Business Day next preceding such day (each such date, regardless of whether any dividends have been paid or declared and set aside for payment on such date, a "Dividend Payment Date"), to holders of record (the "Registered Holders") as they appear on the stock record books of the Corporation on the fifteenth day prior to the relevant Dividend Payment Date. Dividends shall be paid only when, as and if declared by the Board of Directors out of funds at the time legally available for the payment of dividends. Dividends shall begin to accumulate on outstanding shares of Series D Preferred Stock from the date of issuance and shall be deemed to accumulate from day to day whether or not earned or declared until paid. Dividends shall accumulate on the basis of a 360-day year consisting of twelve 30-day months (four 90-day quarters) and the actual number of days elapsed in the period for which payable. Dividends payable at more than one annual rate for any dividend period or partial dividend period shall be pro rated on the basis of the number of days in such dividend period or partial dividend period, calculated as aforesaid, and the actual number of days elapsed for which dividends are payable at each such annual rate.


          B. Accumulation. Dividends on the Series D Preferred Stock shall be cumulative, and from and after any Dividend Payment Date on which any dividend that has accumulated or been deemed to have accumulated through such date has not been paid in full or any payment date set for a redemption on which such redemption payment has not been paid in full, additional dividends shall accumulate in respect of the amount of such unpaid dividends or unpaid redemption payment (the "Arrearage") at the annual rate then in effect as provided in Section A of this Article III (or such lesser rate as may be the maximum rate that is then permitted by applicable law). Such additional dividends in respect of any Arrearage shall be deemed to accumulate from day to day whether or not earned or declared until the Arrearage is paid, shall be calculated as of such successive Dividend Payment Date and shall constitute an additional Arrearage from and after any Dividend Payment Date to the extent not paid on such Dividend Payment Date. References in any Article herein to dividends that have accumulated or that have been deemed to have accumulated with respect to the Series D Preferred Stock shall include the amount, if any, of any Arrearage together with any dividends accumulated or deemed to have accumulated on such Arrearage pursuant to the immediately preceding two sentences. Additional dividends in respect of any Arrearage may be declared and paid at any time, in whole or in part, without reference to any regular Dividend Payment Date, to Registered Holders as they appear on the stock record books of the Corporation on such record date as may be fixed by the Board of Directors (which record date shall be no less than 10 days prior to the corresponding payment date). Dividends in respect of any Arrearage shall be paid in cash.

          C. Method of Payment. Dividends paid on the shares of Series D Preferred Stock in an amount less than the total amount of such dividends at the time accumulated and payable on all outstanding shares of Series D Preferred Stock shall be allocated pro rata on a share-by-share basis among all such shares then outstanding. After May 13, 2000, dividends that are declared and paid in an amount less than the full amount of dividends accumulated on the Series D Preferred Stock (and on any Arrearage) shall be applied first to the earliest dividend which has not theretofore been paid. All cash payments of dividends on the shares of Series D Preferred Stock shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

                           IV. Liquidation Preference
                               ----------------------

          In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of then-outstanding shares of Series D Preferred Stock shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus of any nature, an amount per share equal to the sum of (i) the dividends, if any, accumulated or deemed to have accumulated thereon to the date of final distribution to such holders, whether or not such dividends are declared, and
(ii) the Stated Value thereof, and no more, before any payment shall be made or any assets distributed to the holders of any Junior Liquidation Securities. After any such payment in full, the holders of Series D Preferred Stock shall not, as such, be entitled to any further participation in any distribution of assets of the Corporation. All the assets of the Corporation available for distribution to stockholders after the liquidation preferences of any Senior Liquidation Securities shall be distributed ratably (in proportion to the full distributable amounts to which holders of Series D Preferred Stock and Parity Liquidation Securities, if any, are respectively entitled upon such dissolution, liquidation or winding up) among the holders of the then-outstanding shares of Series D Preferred Stock and Parity Liquidation Securities, if any, when such assets are not sufficient to pay in full the aggregate amounts payable thereon.

          Neither a consolidation or merger of the Corporation with or into any other Person or Persons, nor a sale, conveyance, lease, exchange or transfer of all or part of the Corporation's assets for cash, securities or other property to a Person or Persons shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Article IV, but the holders of shares of Series D Preferred Stock shall nevertheless be entitled from and after any such consolidation, merger or sale, conveyance, lease, exchange or transfer of all or part of the Corporation's assets to the rights provided by this Article IV following any such transaction. Notice of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable to each holder of shares of Series D Preferred Stock in such circumstances shall be payable, shall be given by first-class mail, postage prepaid, mailed not less than 30 days prior to any payment date stated therein, to holders of record as they appear on the stock record books of the Corporation as of the date such notices are first mailed.

                                  V. Redemption
                                     ----------

          A. Optional Redemption. The Corporation shall not have any right to redeem any shares of Series D Preferred Stock prior to May 13, 2003. On and after such date, the Corporation shall have the right, at its option and election, to redeem all the outstanding shares of Series D Preferred Stock, in whole but not in part, at any time, in accordance with the provisions of this
Article V. The redemption price for such shares of Series D Preferred Stock shall be paid in cash out of funds legally available therefor and shall be in an amount per share equal to the sum of (i) the amount, if any, of all unpaid dividends accumulated thereon to the date of actual payment of the Redemption Price, whether or not such dividends have been declared, and (ii) the Stated Value thereof (the "Redemption Price").

          B. Mandatory Redemption. On May 13, 2008, the Corporation shall redeem (the "Mandatory Redemption") all outstanding shares of Series D Preferred Stock by paying the Redemption Price therefor in cash out of funds legally available for such purpose.

          C. Notice and Redemption Procedures. Notice of the redemption of shares of Series D Preferred Stock pursuant to Section A or B hereof (a "Notice of Redemption") shall be sent to the holders of record of the shares of Series D Preferred Stock to be redeemed by first class mail, postage prepaid, at each such holder's address as it appears on the stock record books of the Corporation, not more than 120 nor fewer than 90 days prior to the date fixed for redemption, which date shall be set forth in such notice (the "Redemption Date"); provided that failure to give such Notice of Redemption to any holder, or any defect in such Notice of Redemption to any holder shall not affect the validity of the proceedings for the redemption of any shares of Series D Preferred Stock held by any other holder. Notwithstanding the foregoing, in the event that contemporaneously with or prior to the delivery of a Notice of Redemption, the Corporation irrevocably deposits, in accordance with Section F of this Article V, funds sufficient to pay the aggregate Redemption Price for the Series D Preferred Stock, such Notice of Redemption shall be delivered not more than 120 days nor fewer than 30 days prior to the Redemption Date; provided, however, that, if such Notice of Redemption is delivered fewer than 60 days prior to the Redemption Date and the Investor or any of its Affiliates Beneficially Owns shares of Series D Preferred Stock as of the date of the Notice of Redemption and uses its reasonable best efforts to consummate the sale of its shares of Series D Preferred Stock prior to the stated Redemption Date but has not completed the sale of all the Series D Preferred Stock Beneficially Owned by the Investor and its Affiliates (or such other amount desired to be sold by the Investor and its Affiliates), the Corporation shall, at the option of the Investor (or any such Affiliate), delay such Redemption Date for a period not to exceed 30 days as requested by the Investor (or any such Affiliate) in order to complete such sale or sales, and shall notify the holders of Series D Preferred Stock of such delay within five days of receiving the request therefor. Any delay of the Redemption Date pursuant to the proviso to the preceding sentence shall be requested by the Investor (or its Affiliate) in writing no later than the tenth day preceding the then-scheduled Redemption Date stated in the Notice of Redemption. The Redemption Date stated in a Notice of Redemption shall not be delayed more than once in connection with the redemption of shares of Series D Preferred Stock pursuant to such Notice of Redemption. In order to facilitate the redemption of shares of Series D Preferred Stock, the Board of Directors may fix a record date for the determination of the holders of shares of Series D Preferred Stock to be redeemed, in each case, not more than 30 days prior to the date the Notice of Redemption is mailed. On or after the Redemption Date, each holder of the shares called for redemption shall surrender the certificate evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the Redemption Price. From and after the Redemption Date, all dividends on shares of Series D Preferred Stock shall cease to accumulate and all rights of the holders thereof as holders of Series D Preferred Stock shall cease and terminate, except to the extent the Corporation shall default in payment thereof on the Redemption Date. Prior to any Redemption Date that has been fixed by the Corporation, other than in connection with the Mandatory Redemption, the Corporation shall take all measures reasonably requested by the Investor to facilitate a sale or other disposition of Series D Preferred Stock by the Investor or its Affiliates prior to such Redemption Date, including, without limitation, participation in due diligence sessions and provision of information about the management, business and financial condition of the Corporation, preparation of offering memoranda, private placement memoranda and other similar documents and preparation and delivery of such other certificates or documents reasonably requested by the Investor. For so long as the Investor or an Affiliate of the Investor holds any shares of Series D Preferred Stock, no Notice of Redemption in connection with a redemption pursuant to Section A or B of this Article V shall be delivered unless (i) the Corporation's preferred stock is rated Baa or better by Moody's or BBB or better by S&P, or in the event the Corporation's preferred stock is not rated by Moody's and S&P, the Corporation's unsecured debt is rated Baa or better by Moody's or BBB or better by S&P or (ii) the Corporation has sufficient funds reasonably available under committed lines of credit or other similar sources of financing established with financially sound financing providers to pay, on the Redemption Date, the aggregate Redemption Price in connection with such redemption (and shall reserve such funds or availability for the payment of the aggregate Redemption Price); provided, that the Corporation may deliver a Notice of Redemption without complying with the foregoing conditions if prior to, or contemporaneously with, the delivery of such notice the Corporation irrevocably deposits in accordance with Section F of this Article V funds sufficient to pay the aggregate Redemption Price for the Series D Preferred Stock.

          D. Change of Control. Subject to Section I of Article VIII, in the event there occurs a Change of Control, any holder of record of shares of Series D Preferred Stock, in accordance with the procedures set forth in Section E of this Article V, may require the Corporation to redeem any or all of the shares of Series D Preferred Stock held by such holder at the Redemption Price therefor.

          E. Change of Control Notice and Redemption Procedures. Notice of any Change of Control shall be sent to the holders of record of the outstanding shares of Series D Preferred Stock not more than five days following a Change of Control, which notice (a "Change of Control Notice") shall describe the transaction or transactions constituting such Change of Control and set forth each holder's right to require the Corporation to redeem any or all shares of Series D Preferred Stock held by him or her out of funds legally available therefor, the Redemption Date (which date shall be not more than 30 days from the date of such Change of Control Notice) and the procedures to be followed by such holders in exercising his or her right to cause such redemption; provided, however, that if shares of Series D Preferred Stock are owned by more than 50 holders or groups of Affiliated holders and if the Series D Preferred Stock is listed on any national securities exchange or quoted on any national quotation system, the Corporation shall give such Change of Control Notice by publication in a newspaper of general circulation in the Borough of Manhattan, The City of New York, within 30 days following such Change of Control and, in any case, a similar notice shall be mailed concurrently to each holder of shares of Series D Preferred Stock. Failure by the Corporation to give the Change of Control Notice as prescribed by the preceding sentence, or the formal insufficiency of any such Change of Control Notice, shall not prejudice the rights of any holder of shares of Series D Preferred Stock to cause the Corporation to redeem any such shares held by him or her. In the event a holder of shares of Series D Preferred Stock shall elect to require the Corporation to redeem any or all such shares of Series D Preferred Stock pursuant to Section D of this Article V, such holder shall deliver, prior to the Redemption Date as set forth in the Change of Control Notice, or, if the Change of Control Notice is not given as required by this Section E, at any time following the last day the Corporation was required to give the Change of Control Notice in accordance with this Section E (in which case the Redemption Date shall be the date which is the later of (x) 30 days following the last day the Corporation was required to give the Change of Control Notice in accordance with this Section E and (y) 15 days following the delivery of such election by such holder), a written notice, in the form specified by the Corporation (if the Corporation did in fact give the notice required by this Section E), to the Corporation so stating, and specifying the number of shares to be redeemed pursuant to Section D of this Article V; provided, however, that if all of the shares of the Series D Preferred Stock are owned by 50 or fewer holders or groups of Affiliated holders, such holders or groups may deliver a notice or an election to redeem at any time within 90 days following the occurrence of a Change of Control without awaiting receipt of a Change of Control Notice or the expiration of the time allowed for the delivery of a Change of Control Notice hereunder. The Corporation shall redeem the number of shares so specified on the Redemption Date fixed by the Corporation or as provided in the preceding sentence. The Corporation shall comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the shares of Series D Preferred Stock as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this paragraph, the Corporation shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations hereunder by virtue thereof.

          F. Deposit of Funds. The Corporation shall, on or prior to any Redemption Date pursuant to this Article V, deposit with its transfer agent or other redemption agent in the Borough of Manhattan, The City of New York having a capital and surplus of at least $500,000,000 selected by the Board of Directors, as a trust fund for the benefit of the holders of the shares of Series D Preferred Stock to be redeemed, cash that is sufficient in amount to redeem the shares to be redeemed in accordance with the Notice of Redemption or Change of Control Notice, with irrevocable instructions and authority to such transfer agent or other redemption agent to pay to the respective holders of such shares, as evidenced by a list of such holders certified by an officer of the Corporation, the Redemption Price upon surrender of their respective share certificates. Such deposit shall be deemed to constitute full payment of such shares to the holders, and from and after the date of such deposit, all rights of the holders of the shares of Series D Preferred Stock that are to be redeemed as stockholders of the Corporation with respect to such shares, except the right to receive the Redemption Price upon the surrender of their respective certificates, shall cease and terminate. No dividends shall accumulate on any shares of Series D Preferred Stock after the Redemption Date for such shares (unless the Corporation shall fail to deposit cash sufficient to redeem all such shares). In case holders of any shares of Series D Preferred Stock called for redemption shall not, within two years after such deposit, claim the cash deposited for redemption thereof, such transfer agent or other redemption agent shall, upon demand, pay over to the Corporation the balance so deposited. Thereupon, such transfer agent or other redemption agent shall be relieved of all responsibility to the holders thereof and the sole right of such holders, with respect to shares to be redeemed, shall be to receive the Redemption Price as general creditors of the Corporation. Any interest accrued on any funds so deposited shall belong to the Corporation, and shall be paid to it from time to time on demand.

                    VI. Exchange of Series D Preferred Stock
                        ------------------------------------

          A. The Series D Preferred Stock shall be exchangeable, at any time, at the option of the Corporation and to the extent permitted by applicable law, in whole but not in part, on any Dividend Payment Date for Junior Subordinated Debentures (issued pursuant to an indenture (the "Indenture") prepared in accordance with the Investment Agreement), in principal amount of $1,000 per share of Series D Preferred Stock (a "Debenture" and, collectively, the "Debentures"), in accordance with this Article VI:

          (i) Each share of Series D Preferred Stock shall be exchangeable at the offices of the Corporation and at such other place or places, if any, as the Board of Directors may designate. Except with the prior written consent of the holders of all outstanding shares of Series D Preferred Stock, the Corporation may not exchange any shares of Series D Preferred Stock if (a) full cumulative dividends, to the extent payable or deemed payable through the date of exchange, have not been paid or set aside for payment on all outstanding shares of the Series D Preferred Stock, (b) the Corporation has failed to amend its Certificate of Incorporation pursuant to Delaware law to confer the power to vote upon holders of the Debentures as shall be contemplated by the Indenture or (c) such exchange could result in any tax consequence to the Investor or any of its Affiliates which is materially adverse.

          (ii) Prior to giving notice of its intention to exchange, the Corporation shall execute and deliver to a bank or trust company selected by the Board of Directors and, if required by applicable law, qualify under the Trust Indenture Act of 1939, as amended, the Indenture.

          (iii) The Corporation shall mail written notice of its intention to exchange Series D Preferred Stock for Debentures (the "Exchange Notice") to each holder of record of shares of Series D Preferred Stock not less than 90 nor more than 120 days prior to the date fixed for exchange.

          (iv) Prior to effecting any exchange provided above, the Corporation shall deliver to each holder of shares of Series D Preferred Stock an opinion of nationally recognized legal counsel to the effect that: (i) each of the Indenture and the Debentures have been duly authorized and executed by the Corporation and, when delivered by the Corporation in exchange for shares of Series D Preferred Stock, will constitute valid and legally binding obligations of the Corporation enforceable against the Corporation in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity; (ii) the exchange of the Debentures for the shares of Series D Preferred Stock shall not violate the provisions of this
     Article VI or of the Delaware General Corporation Law, including Section 221 thereof; and (iii) the exchange of the Debentures for the shares of Series D Preferred Stock is exempt from the registration requirements of the Securities Act or, if no such exemption is available, that the Debentures have been duly registered for such exchange under such Act.

          (v) Upon the exchange of shares of Series D Preferred Stock for Debentures, the rights of the holders of shares of Series D Preferred Stock as stockholders of the Corporation shall terminate and such shares shall no longer be deemed outstanding.

          (vi) Before any holder of shares of Series D Preferred Stock shall be entitled to receive Debentures, such holder shall surrender the certificate or certificates therefor, at the office of the Corporation or at such other place or places, if any, as the Board of Directors shall have designated, and shall state in writing the name or names (with addresses) in which he or she wishes the certificate or certificates for the Debentures to be issued. The Corporation will, as soon as practicable thereafter, issue and deliver at said office or place to such holder of shares of Series D Preferred Stock, or to his or her nominee or nominees, certificates for the Debentures to which he or she shall be entitled as aforesaid. Shares of Series D Preferred Stock shall be deemed to have been exchanged as of the close of business on the date fixed for exchange as provided above, and the Person or Persons entitled to receive the Debentures issuable upon such exchange shall be treated for all purposes (including the accrual and payment of interest) as the record holder or holders of such Debentures as of the close of business on such date.

          B. For purposes of clause (c) of paragraph (i) of Section A of this
Article VI, an exchange of shares of Series D Preferred Stock shall be deemed to be an exchange that could result in a tax consequence to the Investor or any of its Affiliates which is materially adverse only if the Investor or its Affiliate shall have delivered to the Corporation a written notice to such effect on or before the fifteenth day after its receipt of the Exchange Notice (an "Objection Notice"), which Objection Notice shall be prepared in good faith and shall specify in reasonable detail the nature of such tax consequences which could result from the exchange (other than the difference between the tax treatment of distributions on the Series D Preferred Stock and interest payments on the Debentures); provided, that the Investor or its Affiliates shall not deliver an Objection Notice unless the Investor and its Affiliates Beneficially Own, in the aggregate, at least 1,000 shares of Series D Preferred Stock at the time of delivery of such Objection Notice to the Corporation. If the Corporation receives an Objection Notice, then the Corporation shall not exchange the shares of Series D Preferred Stock of the Investor and its Affiliates and the Corporation shall, within 15 days after its receipt of the Objection Notice mail written notice to the effect that it is canceling the proposed exchange of shares of Series D Preferred Stock to each holder of record of shares of Series D Preferred Stock to which it mailed the Exchange Notice.

          C. Subject to Section I of Article VIII, shares of the Series D Preferred Stock may be exchanged for Series A Warrant Shares pursuant to Section 4 of the Series A Warrants.

                         VII. Restrictions on Dividends
                              -------------------------

          So long as any shares of the Series D Preferred Stock are outstanding, the Board of Directors shall not declare, and the Corporation shall not pay or set apart for payment any dividend on any Junior Securities or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the repurchase, redemption or other retirement of, any Junior Securities or Parity Securities or any warrants, rights or options exercisable for or convertible into any Junior Securities or Parity Securities (other than the repurchase, redemption or other retirement of debentures or other debt securities that are convertible into or exchangeable for any Junior Securities or Parity Securities), or make any distribution in respect of the Junior Securities, either directly or indirectly, and whether in cash, obligations or shares of the Corporation or other property (other than distributions or dividends in Junior Securities to the holders of Junior Securities), and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Junior Securities or Parity Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities or Parity Securities (other than the repurchase, redemption or other retirement of debentures or other debt securities that are convertible into or exchangeable for any Junior Securities or Parity Securities) unless prior to or concurrently with such declaration, payment, setting apart for payment, repurchase, redemption or other retirement or distribution, as the case may be, all accumulated and unpaid dividends on shares of the Series D Preferred Stock not paid on the dates provided for in Section A of Article III (including Arrearages and accumulated dividends thereon) shall have been paid, except that when dividends are not paid in full as aforesaid upon the shares of Series D Preferred Stock, all dividends declared on the Series D Preferred Stock and any series of Parity Dividend Securities shall be declared and paid pro rata so that the amount of dividends so declared and paid on Series D Preferred Stock and such series of Parity Dividend Securities shall in all cases bear to each other the same ratio that accumulated dividends (including interest accrued on or additional dividends accumulated in respect of such accumulated dividends) on the shares of Series D Preferred Stock and such Parity Dividend Securities bear to each other. Notwithstanding the foregoing, this paragraph shall not prohibit
(i) the acquisition, repurchase, exchange, conversion, redemption or other retirement for value of shares of Series D Preferred Stock or any Parity Dividend Security by the Corporation in accordance with the terms of such securities or of any shares of Trust Preferred Stock (as defined in Section F of Article VIII) or (ii) the acquisition, repurchase, exchange, conversion, redemption or other retirement for value by the Corporation of any Junior Dividend Securities by the Corporation in accordance with obligations in existence at the time of original issuance of the Series D Preferred Stock.

                  VIII. Voting Rights and Certain Restrictions
                        --------------------------------------

          A. The holders of shares of Series D Preferred Stock shall have no voting rights except as set forth below or as otherwise from time to time required by law.

          B. So long as any shares of the Series D Preferred Stock are outstanding, each share of Series D Preferred Stock shall entitle the holder thereof to vote on all matters voted on by holders of Common Stock, and the shares of Series D Preferred Stock shall vote together with shares of Common Stock (and any shares of Series E Preferred Stock entitled to vote) as a single class; provided, however, that upon register or transfer on the stock records of the Corporation of a share of Series D Preferred Stock to any Person other than the Investor or an Affiliate of the Investor, such Person, and any subsequent transferee, shall not be entitled to such voting rights. With respect to any such vote, the Investor (together with its Affiliates) shall be entitled to a number of votes per share of Series D Preferred Stock equal to the quotient of the Investor Aggregate Vote Number, divided by the number of shares of Series D Preferred Stock held by such Investor and its Affiliates as of the record date for such vote. The "Investor Aggregate Vote Number" shall equal the number of Series A Warrant Shares that would be issuable upon the exercise of the Original Warrants (as defined below) by the holders thereof (assuming all conditions precedent to such exercise have been satisfied and that such exercise occurs as of the record date for such vote), multiplied by the lesser of (x) the quotient of the number of Original Warrants that are Beneficially Owned by members of the Investor Group, in the aggregate, as of the record date for such vote (excluding for purposes of this calculation, however, any Original Warrants that have been transferred on the books of the Corporation by any member of the Investor Group to any Person other than a member of the Investor Group, regardless of whether any such Original Warrants are subsequently acquired by any member of the Investor Group), divided by the number of Original Warrants, and (y) the quotient of the number of Original Series D Preferred Shares (as defined below) that are Beneficially Owned by members of the Investor Group, in the aggregate, as of the record date for such vote (excluding for purposes of this calculation, however, any Original Series D Preferred Shares transferred on the stock records of the Corporation by any member of the Investor Group to any Person other than a member of the Investor Group, regardless of whether any such Original Series D Preferred Shares are subsequently acquired by any member of the Investor Group), divided by the number of Original Series D Preferred Shares. The term "Original Warrants" means those Series A Warrants Beneficially Owned by members of the Investor Group, in the aggregate, as of the Closing. The term "Original Series D Preferred Shares" means those shares of Series D Preferred Stock Beneficially Owned by members of the Investor Group, in the aggregate, on the date of original issuance of the Series D Preferred Stock.

          C. If on any date (i) dividends payable on either the Series D Preferred Stock or the Series E Preferred Stock shall have been in arrears and not paid in full for four consecutive quarterly periods or if dividends shall have been in arrears and not paid in full on May 13, 1999 or May 13, 2000 for the Series D Preferred Stock or Series E Preferred Stock, as the case may be, or
(ii) the Corporation shall have failed to satisfy its obligation to redeem either shares of Series D Preferred Stock or shares of Series E Preferred Stock pursuant to the relevant Certificate of Designations, then the number of directors constituting the Board of Directors shall, without further action, be increased by two, and the holders of a majority of the outstanding shares of Series D Preferred Stock and Series E Preferred Stock shall have, in addition to the other voting rights set forth herein, the exclusive right, voting together as a single class without regard to series, to elect the two directors (the "Additional Directors") of the Corporation to fill such newly-created directorships. Notwithstanding the foregoing, the Investor and its Affiliates shall not be permitted to elect, pursuant to the preceding sentence, more than the number of directors that would result in four directors designated for nomination or elected by the Investor and its Affiliates then being on the Board of Directors (including directors that the Investor has a right to designate for nomination to the Board of Directors pursuant to the Investment Agreement); provided, that if at the time holders of Series D Preferred Stock and Series E Preferred Stock have the right to elect Additional Directors and (i) the Investor and its Affiliates Beneficially Own, in the aggregate, a majority of the outstanding shares of Series D Preferred Stock and Series E Preferred Stock, taken together as a single class, and (ii) the Investor and its Affiliates are not permitted to elect one or both of the Additional Directors as aforesaid, then the holders of Series D Preferred Stock and Series E Preferred Stock (other than the Investor and its Affiliates) shall have the right to elect, voting together as a single class, one Additional Director pursuant to this Section C. Additional Directors shall continue as directors and such additional voting right shall continue until such time as (a) all dividends accumulated on the Series D Preferred Stock and/or Series E Preferred Stock, as the case may be, shall have been paid in full or (b) any redemption obligation with respect to the Series D Preferred Stock and/or the Series E Preferred Stock, as the case may be, that has become due shall have been satisfied or all necessary funds shall have been set aside for payment, as the case may be, at which time such Additional Directors shall cease to be directors and such additional voting right of the holders of shares of Series D Preferred Stock shall terminate subject to revesting in the event of each and every subsequent event of the character indicated above and subject to any rights as to the election of directors provided for the holders of any other series of Preferred Stock of the Corporation.

          D. In the event that one or more of the Investor Nominees required to be designated for election to the Board of Directors pursuant to the Investment Agreement are not so designated or are not elected to the Board of Directors and the Investor or any of its Affiliates Beneficially Owns shares of Series D Preferred Stock, then the number of directors constituting the Board of Directors shall, without further action, be increased by the number of such Investor Nominees not elected to the Board of Directors pursuant to the Investment Agreement, and such holder or holders shall have, in addition to the other voting rights set forth herein, the exclusive right, voting separately as a single class, to elect a number of directors to the Board of Directors equal to the number of such Investor Nominees not elected to the Board of Directors. Directors elected pursuant to this Section D shall continue as directors and such additional voting right shall continue until such time as the requisite number of Investor Nominees are elected to the Board of Directors pursuant to the Investment Agreement, at which time the directors elected by the Investor and its Affiliates pursuant to this Section D shall cease to be directors (unless elected as Investor Nominees), and such additional voting rights shall terminate subject to revesting in the event of each and every subsequent event of the character indicated above.

          E. (a) The foregoing rights of holders of shares of Series D Preferred Stock to take any action as provided in this Article VIII may be exercised at any annual meeting of stockholders or at a special meeting of stockholders held for such purpose as hereinafter provided or at any adjournment thereof, or by the written consent, delivered to the Secretary of the Corporation, of the holders of the minimum number of shares required to take such action. So long as such right to vote continues (and unless such right has been exercised by written consent of the minimum number of shares required to take such action), the Chairman of the Board of Directors may call, and upon the written request of holders of record of 20% of the outstanding shares of Series D Preferred Stock, addressed to the Secretary of the Corporation at the principal office of the Corporation, shall call, a special meeting of the holders of shares entitled to vote as provided herein. Such meeting shall be held within 60 days after delivery of such request to the Secretary, at the place and upon the notice provided by law and in the By-laws for the holding of meetings of stockholders.

          (b) Each director elected pursuant to Section C or D of this Article VIII shall serve until the next annual meeting or until his or her successor shall be elected and shall qualify, unless the director's term of office shall have terminated pursuant to the provisions of Section C or D of this Article VIII, as the case may be. In case any vacancy shall occur among the directors elected pursuant to Section C or D of this Article VIII, such vacancy may be filled for the unexpired portion of the term by vote of the remaining director or directors theretofore elected by such holders (or such director's or directors' successor in office), if any. If any such vacancy is not so filled within 20 days after the creation thereof or if all of the directors so elected shall cease to serve as directors before their term shall expire, the holders of the shares then outstanding and entitled to vote for such director pursuant to the provisions of Section C or D of this Article VIII, as the case may be, may elect successors to hold office for the unexpired terms of any vacant directorships, by written consent as herein provided, or at a special meeting of such holders called as provided herein. The holders of a majority of the shares entitled to vote for directors pursuant to Section C or D of this Article VIII, as the case may be, shall have the right to remove with or without cause at any time and replace any directors such holders have elected pursuant to such section, by written consent as herein provided, or at a special meeting of such holders called as provided herein.

          F. Without the consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series D Preferred Stock, voting separately as a class, the Corporation shall not authorize, create or issue, or increase the authorized amount of, (i) any Senior Securities or Parity Securities or (ii) any class or series of capital stock or any security convertible into or exercisable for any class or series of capital stock, redeemable mandatorily or redeemable at the option of the holder thereof at any time on or prior to May 13, 2008 (whether or not only upon the occurrence of a specified event); provided, however, that no consent or vote of the holders of the outstanding shares of the Series D Preferred Stock shall be required for the creation or issuance by a trust formed at the direction of the Corporation of any series of preferred securities of such trust for financing purposes in an aggregate amount not to exceed $250,000,000 ("Trust Preferred Stock"). No consent or vote of the holders of the outstanding shares of Series D Preferred Stock shall be required to authorize, create or issue, or increase the authorized amount of, any class or series of Junior Securities, or any security convertible into a stock of any class or series of Junior Securities, except to the extent such action would violate Section H of this Article VIII.

          G. Without the consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series D Preferred Stock, voting separately as a class, the Corporation shall not (i) amend, alter or repeal any provision of the Certificate of Incorporation or the By-laws, if the amendment, alteration or repeal alters or changes the powers, preferences or special rights of the Series D Preferred Stock so as to affect them materially and adversely, or (ii) authorize or take any other action if such action alters or changes any of the rights of the Series D Preferred Stock in any respect or otherwise would be inconsistent with the provisions of this Certificate of Designations and the holders of any class or series of the capital stock of the Corporation are entitled to vote thereon.

          H. Other Securities. The Corporation shall not enter into any agreement or issue any security that prohibits, conflicts or is inconsistent with, or would be breached by, the Corporation's performance of its obligations hereunder.

          I. Certain Restrictions. Notwithstanding anything herein to the contrary, prior to May 13, 2000, members of the Investor Group may not use shares of Series D Preferred Stock as consideration in connection with the exercise of the Series A Warrants or the Series B Warrants; provided, that such Persons in the aggregate may do so with respect to a percentage of the total number of shares of the Series D Preferred Stock issued by the Corporation on February 13, 1999 that does not exceed the percentage of the total number of shares of Series E Preferred Stock issued by the Corporation on February 13, 1999 that have been (A) redeemed by the Corporation, (B) repurchased by the Corporation as a result of a Change of Control or otherwise, (C) used as consideration in connection with the exercise of the Series A Warrants or the Series B Warrants, or (D) otherwise retired by the Corporation.

                           IX. Additional Definitions
                               ----------------------

          For the purposes of this Certificate of Designations of Series D Preferred Stock, the following terms shall have the meanings indicated:

          "Affiliate" has the meaning set forth in Rule 12b-2 under the Exchange Act. The term "Affiliated" has a correlative meaning. Notwithstanding the foregoing, for all purposes hereof, TPG, and each Person controlled by, controlling or under common control with TPG (each, a "TPG Person"), shall not be deemed an "Affiliate" of any Designated Purchaser Person (as defined below), and no Designated Purchaser, and no Person controlled by, controlling or under common control with such Designated Purchaser (each, a "Designated Purchaser Person"), shall be deemed an "Affiliate" of any TPG Person or any other Designated Purchaser Person, in any such case solely as a consequence of the Investment Agreement and the transactions contemplated thereby.

          "Beneficially Own" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act as in effect on the date hereof, except that a Person shall be deemed to Beneficially Own all such securities that such Person has the right to acquire whether such right is exercisable immediately or after the passage of time). The terms "Beneficial Ownership" and "Beneficial Owner" have correlative meanings. Notwithstanding the foregoing, for all purposes hereof, no TPG Person shall be deemed to Beneficially Own any securities that are held by any Designated Purchaser Person, and no Designated Purchaser Person shall be deemed to Beneficially Own any securities that are held by any TPG Person or other Designated Purchaser Person, in any such case solely as a consequence of the Investment Agreement or the transactions contemplated thereby.

          "Business Day" means any day, other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

          "By-laws" means the By-laws of the Corporation, as amended.

          "Change of Control" means such time as:

          (i) any Person or Group (other than the Investor, its Affiliates, the Corporation or any Subsidiaries of the Corporation, or any Group composed of such Persons) has become, directly or indirectly, the Beneficial Owner, by way of merger, consolidation or otherwise, of a majority of the voting power of the then-outstanding Voting Securities of the Corporation on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Corporation convertible into or exercisable for Voting Securities of the Corporation (whether or not such securities are then currently convertible or exercisable); or

          (ii) the sale, lease, transfer or other disposition of all or substantially all of the consolidated assets of the Corporation and its Subsidiaries to any Person or Group; or

          (iii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Board of Directors, together with any new members of such Board of Directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Corporation was approved by a vote of at least a majority of the members of such Board of Directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved or who were approved pursuant to Section 5.02 of the Investment Agreement or Section C, D or E of Article VIII of this Certificate of Designations, cease for any reason to constitute a majority of the directors of the Corporation then in office; or

          (iv) the Corporation consolidates with or merges with or into another Person or any Person consolidates with, or merges with or into, the Corporation, in any such event pursuant to a transaction in which immediately after the consummation thereof the Persons owning the then-outstanding Voting Securities of the Corporation immediately prior to such consummation shall not own a majority in the aggregate (by reason of such prior ownership) of the then-outstanding Voting Securities of the Corporation or the surviving entity if other than the Corporation; or

          (v) the adoption of a plan relating to the liquidation or dissolution of the Corporation, whether or not otherwise in compliance with the provisions of this Certificate of Designations.

          "Closing" has the meaning assigned to such term in the Investment Agreement.

          "Designated Purchaser" has the meaning assigned to such term in the Investment Agreement.

          "Designated Purchaser Person" has the meaning set forth in the definition of "Affiliate."

          "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, from time to time.

          "Group" has the meaning set forth in Rule 13d-5 under the Exchange
Act.

          "Investment Agreement" means the Investment Agreement, dated as of February 23, 1998, by and between the Investor and the Corporation, as amended, supplemented or otherwise modified from time to time.

          "Investor" means TPG.

          "Investor Group" means, collectively, the Investor, the Designated Purchasers, if any, and the respective Affiliates of such Persons.

          "Investor Nominee" means a person designated for election to the Board of Directors by the Investor pursuant to the Investment Agreement.

          "Moody's" means Moody's Investors Service and its successors.

          "Person" means any individual, corporation, company, association, partnership, joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

          "Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, from time to time.

          "Series A Warrants" means the Series A Warrants issued by the Corporation pursuant to the Investment Agreement.

          "Series B Warrants" means the Series B Warrants issued by the Corporation pursuant to the Investment Agreement.

          "Series A Warrant Shares" has the meaning assigned to such term in the Series A Warrants.

          "S&P" means Standard and Poor's Ratings Group, a division of the McGraw-Hill Companies, and its successors.

          "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of voting stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or combination thereof) and (ii) any partnership (A) the sole general partner of the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

          "TPG" means TPG Partners II, L.P., a Delaware limited partnership.

          "TPG Person" has the meaning set forth in the definition of "Affiliate."

          "Voting Securities" means the shares of Common Stock and any other securities of the Corporation entitled to vote generally for the election of directors.

                                X. Miscellaneous
                                   -------------

          A. Notices. Any notice referred to herein shall be in writing and, unless first-class mail shall be specifically permitted for such notices under the terms hereof, shall be deemed to have been given upon personal delivery thereof, upon transmittal of such notice by telecopy (with confirmation of receipt by telecopy or telex) or five days after transmittal by registered or certified mail, postage prepaid, addressed as follows:

          (i) if to the Corporation, to its office at 800 Connecticut Avenue Norwalk, Connecticut 06854 (Attention: General Counsel) or to the transfer agent for the Series D Preferred Stock;

          (ii) if to a holder of the Series D Preferred Stock, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Series D Preferred Stock); or

          (iii) to such other address as the Corporation or such holder, as the case may be, shall have designated by notice similarly given.

          B. Reacquired Shares. Any shares of Series D Preferred Stock redeemed, purchased or otherwise acquired by the Corporation, directly or indirectly, in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof (and shall not be deemed to be outstanding for any purpose) and, if necessary to provide for the lawful redemption or purchase of such shares, the capital represented by such shares shall be reduced in accordance with the Delaware General Corporation Law. All such shares of Series D Preferred Stock shall upon their cancellation and upon the filing of an appropriate certificate with the Secretary of State of the State of Delaware, become authorized but unissued shares of Preferred Stock, par value $0.01 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $0.01 per share, of the Corporation subject to the conditions or restrictions on issuance set forth herein.

          C. Enforcement. Any registered holder of shares of Series D Preferred Stock may proceed to protect and enforce its rights and the rights of such holders by any available remedy by proceeding at law or in equity to protect and enforce any such rights, whether for the specific enforcement of any provision in this Certificate of Designations or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

          D. Transfer Taxes. Except as otherwise agreed upon pursuant to the terms of this Certificate of Designations, the Corporation shall pay any and all documentary, stamp or similar issue or transfer taxes and other governmental charges that may be imposed under the laws of the United States of America or any political subdivision or taxing authority thereof or therein in respect of any issue or delivery of Debentures on exchange of, or other securities or property issued on account of, shares of Series D Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax or other charge that may be imposed in connection with any transfer involved in the issue or transfer and delivery of any certificate for Debentures or other securities or property in a name other than that in which the shares of Series D Preferred Stock so exchanged, or on account of which such securities were issued, were registered and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid or is not payable.

          E. Transfer Agent. The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Series D Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Corporation shall send notice thereof by first-class mail, postage prepaid, to each holder of record of shares of Series D Preferred Stock.

          F. Record Dates. In the event that the Series D Preferred Stock shall be registered under either the Securities Act or the Exchange Act, the Corporation shall establish appropriate record dates with respect to payments and other actions to be made with respect to the Series D Preferred Stock.

          IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its Executive Vice President and General Counsel and attested by its Vice President, this 12th day of February, 1999.

                                        OXFORD HEALTH PLANS, INC.


                                        By:     /s/ Jeffrey H. Boyd
                                            -------------------------------
                                            Name:  Jeffrey H. Boyd
                                            Title: Executive Vice President
                                                   and General Counsel


[Corporate Seal]

ATTEST:


/s/ Robert J. Moses
----------------------
Name:  Robert J. Moses
Title: Vice President

                           CERTIFICATE OF DESIGNATIONS
                                       of
                       SERIES E CUMULATIVE PREFERRED STOCK
                                       of
                            OXFORD HEALTH PLANS, INC.
                         (Pursuant to Section 151 of the
                        Delaware General Corporation Law)

                                 --------------

     Oxford Health Plans, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies that the following resolutions were adopted by the Board of Directors of the Corporation (the "Board of Directors") pursuant to authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law:

     RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors in accordance with the provisions of the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended (the "Certificate of Incorporation"), the Board of Directors hereby creates a series of the Corporation's previously authorized preferred stock, par value $0.01 per share (the "Preferred Stock"), and hereby states the designation and number thereof, and fixes the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, as follows:

     Series E Cumulative Preferred Stock:

                            I. Designation and Amount
                               ----------------------

     The designation of this series of shares shall be "Series E Cumulative Preferred Stock" (the "Series E Preferred Stock"); the stated value per share shall be $1,000 (the "Stated Value"); and the number of shares constituting such series shall be 300,000. The number of shares of the Series E Preferred Stock may be decreased from time to time by a resolution or resolutions of the Board of Directors; provided, however, that such number shall not be decreased below the aggregate number of shares of the Series E Preferred Stock then outstanding.

                                    II. Rank
                                        ----

     A. With respect to dividend rights, the Series E Preferred Stock shall rank
(i) junior to each other class or series of Preferred Stock which by its terms ranks senior to the Series E Preferred Stock as to payment of dividends, (ii) on a parity with each other class or series of Preferred Stock which by its terms ranks on a parity with the Series E Preferred Stock as to payment of dividends, including the Series D Preferred Stock, par value $0.01 per share, of the Corporation (the "Series D Preferred Stock") and (iii) prior to the Corporation's Common Stock, par value $.01 per share (the "Common Stock"), and, except as specified above, all other classes and series of capital stock of the Corporation hereafter issued by the Corporation. With respect to dividends, all equity securities of the Corporation to which the Series E Preferred Stock ranks senior, including the Common Stock, are collectively referred to herein as the "Junior Dividend Securities"; all equity securities of the Corporation with which the Series E Preferred Stock ranks on a parity, including the Series D Preferred Stock, are collectively referred to herein as the "Parity Dividend Securities"; and all equity securities of the Corporation (other than convertible debt securities) to which the Series E Preferred Stock ranks junior, with respect to dividends, are collectively referred to herein as the "Senior Dividend Securities."

     B. With respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Series E Preferred Stock shall rank (i) junior to each other class or series of Preferred Stock which by its terms ranks senior to the Series E Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up, (ii) on a parity with each other class or series of Preferred Stock which by its terms ranks on a parity with the Series E Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, including the Series D Preferred Stock, and (iii) prior to the Common Stock and, except as specified above, all other classes and series of capital stock of the Corporation hereinafter issued by the Corporation. With respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all equity securities of the Corporation to which the Series E Preferred Stock ranks senior, including the Common Stock, are collectively referred to herein as "Junior Liquidation Securities"; all equity securities of the Corporation (other than convertible debt securities) to which the Series E Preferred Stock ranks on parity, including the Series D Preferred Stock, are collectively referred to herein as "Parity Liquidation Securities"; and all equity securities of the Corporation to which the Series E Preferred Stock ranks junior are collectively referred to herein as "Senior Liquidation Securities."

     C. The Series E Preferred Stock shall be subject to the creation of Junior Dividend Securities and Junior Liquidation Securities (collectively, "Junior Securities") but no Parity Dividend Securities or Parity Liquidation Securities (collectively, "Parity Securities") (other than the Series D Preferred Stock), or Senior Dividend Securities or Senior Liquidation Securities (collectively, "Senior Securities") shall be created except in accordance with the terms hereof and the Investment Agreement, including, without limitation, Section F of
Article VIII of this Certificate of Designations.

                                 III. Dividends
                                      ---------

     A. Dividends. Prior to May 13, 2000, shares of Series E Preferred Stock shall accumulate dividends at a rate of 14.589214% per annum, payment of which may be made in cash or by the issuance of additional shares of Series E Preferred Stock (which, upon issuance, shall be fully paid and nonassessable), at the option of the Corporation; provided that if any such dividend is paid after May 13, 2000, such dividend shall be paid in cash. On and after May 13, 2000, shares of Series E Preferred Stock shall accumulate dividends at a rate of 14% per annum, which dividends shall be paid in cash. On and prior to May 13, 2000, dividends shall be paid annually on May 13, 1999 and May 13, 2000, and thereafter dividends shall be paid in four equal quarterly installments on the last day of March, June, September and December of each year, or if any such date is not a Business Day, the Business Day next preceding such day (each such date, regardless of whether any dividends have been paid or declared and set aside for payment on such date, a "Dividend Payment Date"), to holders of record (the "Registered Holders") as they appear on the stock record books of the Corporation on the fifteenth day prior to the relevant Dividend Payment Date. Dividends shall be paid only when, as and if declared by the Board of Directors out of funds at the time legally available for the payment of dividends. Dividends shall begin to accumulate on outstanding shares of Series E Preferred Stock from the date of issuance and shall be deemed to accumulate from day to day whether or not earned or declared until paid. Dividends shall accumulate on the basis of a 360-day year consisting of twelve 30-day months (four 90-day quarters) and the actual number of days elapsed in the period for which payable. Dividends payable at more than one annual rate for any dividend period or partial dividend period shall be pro rated on the basis of the number of days in such dividend period or partial dividend period, calculated as aforesaid, and the actual number of days elapsed for which dividends are payable at each such annual rate.

     B. Accumulation. Dividends on the Series E Preferred Stock shall be cumulative, and from and after any Dividend Payment Date on which any dividend that has accumulated or been deemed to have accumulated through such date has not been paid in full or any payment date set for a redemption on which such redemption payment has not been paid in full, additional dividends shall accumulate in respect of the amount of such unpaid dividends or unpaid redemption payment (the "Arrearage") at the annual rate then in effect as provided in Section A of this Article III (or such lesser rate as may be the maximum rate that is then permitted by applicable law). Such additional dividends in respect of any Arrearage shall be deemed to accumulate from day to day whether or not earned or declared until the Arrearage is paid, shall be calculated as of such successive Dividend Payment Date and shall constitute an additional Arrearage from and after any Dividend Payment Date to the extent not paid on such Dividend Payment Date. References in any Article herein to dividends that have accumulated or that have been deemed to have accumulated with respect to the Series E Preferred Stock shall include the amount, if any, of any Arrearage together with any dividends accumulated or deemed to have accumulated on such Arrearage pursuant to the immediately preceding two sentences. Additional dividends in respect of any Arrearage may be declared and paid at any time, in whole or in part, without reference to any regular Dividend Payment Date, to Registered Holders as they appear on the stock record books of the Corporation on such record date as may be fixed by the Board of Directors (which record date shall be no less than 10 days prior to the corresponding payment date). Dividends in respect of any Arrearage shall be paid in cash.

     C. Method of Payment. Dividends paid on the shares of Series E Preferred Stock in an amount less than the total amount of such dividends at the time accumulated and payable on all outstanding shares of Series E Preferred Stock shall be allocated pro rata on a share-by-share basis among all such shares then outstanding. After May 13, 2000, dividends that are declared and paid in an amount less than the full amount of dividends accumulated on the Series E Preferred Stock (and on any Arrearage) shall be applied first to the earliest dividend which has not theretofore been paid. All cash payments of dividends on the shares of Series E Preferred Stock shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

                           IV. Liquidation Preference
                               ----------------------

     In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of then-outstanding shares of Series E Preferred Stock shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus of any nature, an amount per share equal to the sum of (i) the dividends, if any, accumulated or deemed to have accumulated thereon to the date of final distribution to such holders, whether or not such dividends are declared, and
(ii) the Stated Value thereof, and no more, before any payment shall be made or any assets distributed to the holders of any Junior Liquidation Securities. After any such payment in full, the holders of Series E Preferred Stock shall not, as such, be entitled to any further participation in any distribution of assets of the Corporation. All the assets of the Corporation available for distribution to stockholders after the liquidation preferences of any Senior Liquidation Securities shall be distributed ratably (in proportion to the full distributable amounts to which holders of Series E Preferred Stock and Parity Liquidation Securities, if any, are respectively entitled upon such dissolution, liquidation or winding up) among the holders of the then-outstanding shares of Series E Preferred Stock and Parity Liquidation Securities, if any, when such assets are not sufficient to pay in full the aggregate amounts payable thereon.

     Neither a consolidation or merger of the Corporation with or into any other Person or Persons, nor a sale, conveyance, lease, exchange or transfer of all or part of the Corporation's assets for cash, securities or other property to a Person or Persons shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Article IV, but the holders of shares of Series E Preferred Stock shall nevertheless be entitled from and after any such consolidation, merger or sale, conveyance, lease, exchange or transfer of all or part of the Corporation's assets to the rights provided by this Article IV following any such transaction. Notice of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable to each holder of shares of Series E Preferred Stock in such circumstances shall be payable, shall be given by first-class mail, postage prepaid, mailed not less than 30 days prior to any payment date stated therein, to holders of record as they appear on the stock record books of the Corporation as of the date such notices are first mailed.

                                  V. Redemption
                                     ----------

     A. Optional Redemption. The Corporation shall not have any right to redeem any shares of Series E Preferred Stock prior to May 13, 2003. On and after such date, the Corporation shall have the right, at its option and election, to redeem all the outstanding shares of Series E Preferred Stock, in whole but not in part, at any time, in accordance with the provisions of this Article V. The redemption price for such shares of Series E Preferred Stock shall be paid in cash out of funds legally available therefor and shall be in an amount per share equal to the sum of (i) the amount, if any, of all unpaid dividends accumulated thereon to the date of actual payment of the Redemption Price, whether or not such dividends have been declared, and (ii) the Stated Value thereof (the "Redemption Price").

     B. Mandatory Redemption. On May 13, 2008, the Corporation shall redeem (the "Mandatory Redemption") all outstanding shares of Series E Preferred Stock by paying the Redemption Price therefor in cash out of funds legally available for such purpose.

     C. Notice and Redemption Procedures. Notice of the redemption of shares of Series E Preferred Stock pursuant to Section A or B hereof (a "Notice of Redemption") shall be sent to the holders of record of the shares of Series E Preferred Stock to be redeemed by first class mail, postage prepaid, at each such holder's address as it appears on the stock record books of the Corporation, not more than 120 nor fewer than 90 days prior to the date fixed for redemption, which date shall be set forth in such notice (the "Redemption Date"); provided that failure to give such Notice of Redemption to any holder, or any defect in such Notice of Redemption to any holder shall not affect the validity of the proceedings for the redemption of any shares of Series E Preferred Stock held by any other holder. Notwithstanding the foregoing, in the event that contemporaneously with or prior to the delivery of a Notice of Redemption, the Corporation irrevocably deposits, in accordance with Section F of this Article V, funds sufficient to pay the aggregate Redemption Price for the Series E Preferred Stock, such Notice of Redemption shall be delivered not more than 120 days nor fewer than 30 days prior to the Redemption Date; provided, however, that, if such Notice of Redemption is delivered fewer than 60 days prior to the Redemption Date and the Investor or any of its Affiliates Beneficially Owns shares of Series E Preferred Stock as of the date of the Notice of Redemption and uses its reasonable best efforts to consummate the sale of its shares of Series E Preferred Stock prior to the stated Redemption Date but has not completed the sale of all the Series E Preferred Stock Beneficially Owned by the Investor and its Affiliates (or such other amount desired to be sold by the Investor and its Affiliates), the Corporation shall, at the option of the Investor (or any such Affiliate), delay such Redemption Date for a period not to exceed 30 days as requested by such Investor (or any such Affiliate) in order to complete such sale or sales, and shall notify the holders of Series E Preferred Stock of such delay within five days of receiving the request therefor. Any delay of the Redemption Date pursuant to the proviso to the preceding sentence shall be requested by the Investor (or any such Affiliate) in writing no later than the tenth day preceding the then-scheduled Redemption Date stated in the Notice of Redemption. The Redemption Date stated in a Notice of Redemption shall not be delayed more than once in connection with the redemption of shares of Series E Preferred Stock pursuant to such Notice of Redemption. In order to facilitate the redemption of shares of Series E Preferred Stock, the Board of Directors may fix a record date for the determination of the holders of shares of Series E Preferred Stock to be redeemed, in each case, not more than 30 days prior to the date the Notice of Redemption is mailed. On or after the Redemption Date, each holder of the shares called for redemption shall surrender the certificate evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the Redemption Price. From and after the Redemption Date, all dividends on shares of Series E Preferred Stock shall cease to accumulate and all rights of the holders thereof as holders of Series E Preferred Stock shall cease and terminate, except to the extent the Corporation shall default in payment thereof on the Redemption Date. Prior to any Redemption Date that has been fixed by the Corporation, other than in connection with the Mandatory Redemption, the Corporation shall take all measures reasonably requested by the Investor to facilitate a sale or other disposition of Series E Preferred Stock by the Investor or its Affiliates prior to such Redemption Date, including, without limitation, participation in due diligence sessions and provision of information about the management, business and financial condition of the Corporation, preparation of offering memoranda, private placement memoranda and other similar documents and preparation and delivery of such other certificates or documents reasonably requested by the Investor. For so long as the Investor or an Affiliate of the Investor holds any shares of Series E Preferred Stock, no Notice of Redemption in connection with a redemption pursuant to Section A or B of this Article V shall be delivered unless (i) the Corporation's preferred stock is rated Baa or better by Moody's or BBB or better by S&P, or in the event the Corporation's preferred stock is not rated by Moody's and S&P, the Corporation's unsecured debt is rated Baa or better by Moody's or BBB or better by S&P or (ii) the Corporation has sufficient funds reasonably available under committed lines of credit or other similar sources of financing established with financially sound financing providers to pay, on the Redemption Date, the aggregate Redemption Price in connection with such redemption (and shall reserve such funds or availability for the payment of the aggregate Redemption Price); provided, that the Corporation may deliver a Notice of Redemption without complying with the foregoing conditions if prior to, or contemporaneously with, the delivery of such notice the Corporation irrevocably deposits in accordance with Section F of this Article V funds sufficient to pay the aggregate Redemption Price for the Series E Preferred Stock.

     D. Change of Control. In the event there occurs a Change of Control, any holder of record of shares of Series E Preferred Stock, in accordance with the procedures set forth in Section E of this Article V, may require the Corporation to redeem any or all of the shares of Series E Preferred Stock held by such holder at the Redemption Price therefor.

     E. Change of Control Notice and Redemption Procedures. Notice of any Change of Control shall be sent to the holders of record of the outstanding shares of Series E Preferred Stock not more than five days following a Change of Control, which notice (a "Change of Control Notice") shall describe the transaction or transactions constituting such Change of Control and set forth each holder's right to require the Corporation to redeem any or all shares of Series E Preferred Stock held by him or her out of funds legally available therefor, the Redemption Date (which date shall be not more than 30 days from the date of such Change of Control Notice) and the procedures to be followed by such holders in exercising his or her right to cause such redemption; provided, however, that if shares of Series E Preferred Stock are owned by more than 50 holders or groups of Affiliated holders and if the Series E Preferred Stock is listed on any national securities exchange or quoted on any national quotation system, the Corporation shall give such Change of Control Notice by publication in a newspaper of general circulation in the Borough of Manhattan, The City of New York, within 30 days following such Change of Control and, in any case, a similar notice shall be mailed concurrently to each holder of shares of Series E Preferred Stock. Failure by the Corporation to give the Change of Control Notice as prescribed by the preceding sentence, or the formal insufficiency of any such Change of Control Notice, shall not prejudice the rights of any holder of shares of Series E Preferred Stock to cause the Corporation to redeem any such shares held by him or her. In the event a holder of shares of Series E Preferred Stock shall elect to require the Corporation to redeem any or all such shares of Series E Preferred Stock pursuant to Section D of this Article V, such holder shall deliver, prior to the Redemption Date as set forth in the Change of Control Notice, or, if the Change of Control Notice is not given as required by this Section E, at any time following the last day the Corporation was required to give the Change of Control Notice in accordance with this Section E (in which case the Redemption Date shall be the date which is the later of (x) 30 days following the last day the Corporation was required to give the Change of Control Notice in accordance with this Section E and (y) 15 days following the delivery of such election by such holder), a written notice, in the form specified by the Corporation (if the Corporation did in fact give the notice required by this Section E), to the Corporation so stating, and specifying the number of shares to be redeemed pursuant to Section D of this Article V; provided, however, that if all of the shares of the Series E Preferred Stock are owned by 50 or fewer holders or groups of Affiliated holders, such holders or groups may deliver a notice or an election to redeem at any time within 90 days following the occurrence of a Change of Control without awaiting receipt of a Change of Control Notice or the expiration of the time allowed for the delivery of a Change of Control Notice hereunder. The Corporation shall redeem the number of shares so specified on the Redemption Date fixed by the Corporation or as provided in the preceding sentence. The Corporation shall comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the shares of Series E Preferred Stock as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this paragraph, the Corporation shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations hereunder by virtue thereof.

     F. Deposit of Funds. The Corporation shall, on or prior to any Redemption Date pursuant to this Article V, deposit with its transfer agent or other redemption agent in the Borough of Manhattan, The City of New York having a capital and surplus of at least $500,000,000 selected by the Board of Directors, as a trust fund for the benefit of the holders of the shares of Series E Preferred Stock to be redeemed, cash that is sufficient in amount to redeem the shares to be redeemed in accordance with the Notice of Redemption or Change of Control Notice, with irrevocable instructions and authority to such transfer agent or other redemption agent to pay to the respective holders of such shares, as evidenced by a list of such holders certified by an officer of the Corporation, the Redemption Price upon surrender of their respective share certificates. Such deposit shall be deemed to constitute full payment of such shares to the holders, and from and after the date of such deposit, all rights of the holders of the shares of Series E Preferred Stock that are to be redeemed as stockholders of the Corporation with respect to such shares, except the right to receive the Redemption Price upon the surrender of their respective certificates, shall cease and terminate. No dividends shall accumulate on any shares of Series E Preferred Stock after the Redemption Date for such shares (unless the Corporation shall fail to deposit cash sufficient to redeem all such shares). In case holders of any shares of Series E Preferred Stock called for redemption shall not, within two years after such deposit, claim the cash deposited for redemption thereof, such transfer agent or other redemption agent shall, upon demand, pay over to the Corporation the balance so deposited. Thereupon, such transfer agent or other redemption agent shall be relieved of all responsibility to the holders thereof and the sole right of such holders, with respect to shares to be redeemed, shall be to receive the Redemption Price as general creditors of the Corporation. Any interest accrued on any funds so deposited shall belong to the Corporation, and shall be paid to it from time to time on demand.

                    VI. Exchange of Series E Preferred Stock
                        ------------------------------------

     A. The Series E Preferred Stock shall be exchangeable, at any time, at the option of the Corporation and to the extent permitted by applicable law, in whole but not in part, on any Dividend Payment Date for Junior Subordinated Debentures (issued pursuant to an indenture (the "Indenture") prepared in accordance with the Investment Agreement) in principal amount of $1,000 per share of Series E Preferred Stock (a "Debenture" and, collectively, the "Debentures"), in accordance with this Article VI:

                  (i) Each share of Series E Preferred Stock shall be exchangeable at the offices of the Corporation and at such other place or places, if any, as the Board of Directors may designate. Except with the prior written consent of the holders of all outstanding shares of Series E Preferred Stock, the Corporation may not exchange any shares of Series E Preferred Stock if (a) full cumulative dividends, to the extent payable or deemed payable through the date of exchange, have not been paid or set aside for payment on all outstanding shares of the Series E Preferred Stock, (b) the Corporation has failed to amend its Certificate of Incorporation pursuant to Delaware law to confer the power to vote upon holders of the Debentures as shall be contemplated by the Indenture or (c) such exchange could result in any tax consequence to the Investor or any of its Affiliates which is materially adverse.

                  (ii) Prior to giving notice of its intention to exchange, the Corporation shall execute and deliver to a bank or trust company selected by the Board of Directors and, if required by applicable law, qualify under the Trust Indenture Act of 1939, as amended, the Indenture.

                  (iii) The Corporation shall mail written notice of its intention to exchange Series E Preferred Stock for Debentures (the "Exchange Notice") to each holder of record of shares of Series E Preferred Stock not less than 90 nor more than 120 days prior to the date fixed for exchange.

                  (iv) Prior to effecting any exchange provided above, the Corporation shall deliver to each holder of shares of Series E Preferred Stock an opinion of nationally recognized legal counsel to the effect that: (i) each of the Indenture and the Debentures have been duly authorized and executed by the Corporation and, when delivered by the Corporation in exchange for shares of Series E Preferred Stock, will constitute valid and legally binding obligations of the Corporation enforceable against the Corporation in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity; (ii) the exchange of the Debentures for the shares of Series E Preferred Stock shall not violate the provisions of this Article VI or of the Delaware General Corporation Law, including Section 221 thereof; and (iii) the exchange of the Debentures for the shares of Series E Preferred Stock is exempt from the registration requirements of the Securities Act or, if no such exemption is available, that the Debentures have been duly registered for such exchange under such Act.

                  (v) Upon the exchange of shares of Series E Preferred Stock for Debentures, the rights of the holders of shares of Series E Preferred Stock as stockholders of the Corporation shall terminate and such shares shall no longer be deemed outstanding.

                  (vi) Before any holder of shares of Series E Preferred Stock shall be entitled to receive Debentures, such holder shall surrender the certificate or certificates therefor, at the office of the Corporation or at such other place or places, if any, as the Board of Directors shall have designated, and shall state in writing the name or names (with addresses) in which he or she wishes the certificate or certificates for the Debentures to be issued. The Corporation will, as soon as practicable thereafter, issue and deliver at said office or place to such holder of shares of Series E Preferred Stock, or to his or her nominee or nominees, certificates for the Debentures to which he or she shall be entitled as aforesaid. Shares of Series E Preferred Stock shall be deemed to have been exchanged as of the close of business on the date fixed for exchange as provided above, and the Person or Persons entitled to receive the Debentures issuable upon such exchange shall be treated for all purposes (including the accrual and payment of interest) as the record holder or holders of such Debentures as of the close of business on such date.

     B. For purposes of clause (c) of paragraph (i) of Section A of this Article VI, an exchange of shares of Series E Preferred Stock shall be deemed to be an exchange that could result in a tax consequence to the Investor or any of its Affiliates which is materially adverse only if the Investor or its Affiliate shall have delivered to the Corporation a written notice to such effect on or before the fifteenth day after its receipt of the Exchange Notice (an "Objection Notice"), which Objection Notice shall be prepared in good faith and shall specify in reasonable detail the nature of such tax consequences which could result from the exchange (other than the difference between the tax treatment of distributions on the Series E Preferred Stock and interest payments on the Debentures); provided, that the Investor or its Affiliates shall not deliver an Objection Notice unless the Investor and its Affiliates Beneficially Own, in the aggregate, at least 1,000 shares of Series E Preferred Stock at the time of delivery of such Objection Notice to the Corporation. If the Corporation receives an Objection Notice, then the Corporation shall not exchange the shares of Series E Preferred Stock of the Investor and its Affiliates and the Corporation shall, within 15 days after its receipt of the Objection Notice mail written notice to the effect that it is canceling the proposed exchange of shares of Series E Preferred Stock to each holder of record of shares of Series E Preferred Stock to which it mailed the Exchange Notice.

     C. Shares of the Series E Preferred Stock may be exchanged for Warrant Shares pursuant to Section 4 of the Warrants.

                         VII. Restrictions on Dividends
                              -------------------------

     So long as any shares of the Series E Preferred Stock are outstanding, the Board of Directors shall not declare, and the Corporation shall not pay or set apart for payment any dividend on any Junior Securities or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the repurchase, redemption or other retirement of, any Junior Securities or Parity Securities or any warrants, rights or options exercisable for or convertible into any Junior Securities or Parity Securities (other than the repurchase, redemption or other retirement of debentures or other debt securities that are convertible into or exchangeable for any Junior Securities or Parity Securities), or make any distribution in respect of the Junior Securities, either directly or indirectly, and whether in cash, obligations or shares of the Corporation or other property (other than distributions or dividends in Junior Securities to the holders of Junior Securities), and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Junior Securities or Parity Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities or Parity Securities (other than the repurchase, redemption or other retirement of debentures or other debt securities that are convertible into or exchangeable for any Junior Securities or Parity Securities) unless prior to or concurrently with such declaration, payment, setting apart for payment, repurchase, redemption or other retirement or distribution, as the case may be, all accumulated and unpaid dividends on shares of the Series E Preferred Stock not paid on the dates provided for in Section A of Article III (including Arrearages and accumulated dividends thereon) shall have been paid, except that when dividends are not paid in full as aforesaid upon the shares of Series E Preferred Stock, all dividends declared on the Series E Preferred Stock and any series of Parity Dividend Securities shall be declared and paid pro rata so that the amount of dividends so declared and paid on Series E Preferred Stock and such series of Parity Dividend Securities shall in all cases bear to each other the same ratio that accumulated dividends (including interest accrued on or additional dividends accumulated in respect of such accumulated dividends) on the shares of Series E Preferred Stock and such Parity Dividend Securities bear to each other. Notwithstanding the foregoing, this paragraph shall not prohibit
(i) the acquisition, repurchase, exchange, conversion, redemption or other retirement for value of shares of Series E Preferred Stock or any Parity Dividend Security by the Corporation in accordance with the terms of such securities or of any shares of Trust Preferred Stock (as defined in Section F of Article VIII) or (ii) the acquisition, repurchase, exchange, conversion, redemption or other retirement for value by the Corporation of any Junior Dividend Securities by the Corporation in accordance with obligations in existence at the time of original issuance of the Series E Preferred Stock.

                               VIII. Voting Rights
                                     -------------

     A. The holders of shares of Series E Preferred Stock shall have no voting rights except as set forth below or as otherwise from time to time required by law.

     B. So long as any shares of the Series E Preferred Stock are outstanding, each share of Series E Preferred Stock shall entitle the holder thereof to vote on all matters voted on by holders of Common Stock, and the shares of Series E Preferred Stock shall vote together with shares of Common Stock (and any shares of Series D Preferred Stock entitled to vote) as a single class; provided, however, that upon register or transfer on the stock records of the Corporation of a share of Series E Preferred Stock to any Person other than the Investor or an Affiliate of the Investor, such Person, and any subsequent transferee, shall not be entitled to such voting rights. With respect to any such vote, the Investor (together with its Affiliates) shall be entitled to a number of votes per share of Series E Preferred Stock equal to the quotient of the Investor Aggregate Vote Number, divided by the number of shares of Series E Preferred Stock held by such Investor and its Affiliates as of the record date for such vote. The "Investor Aggregate Vote Number" shall equal the number of Warrant Shares that would be issuable upon the exercise of Original Warrants (as defined below) by the holders thereof (assuming all conditions precedent to such exercise have been satisfied and that such exercise occurs as of the record date for such vote), multiplied by the lesser of (x) the quotient of the number of Original Warrants that are Beneficially Owned by members of the Investor Group, in the aggregate, as of the record date for such vote (excluding for purposes of this calculation, however, any Original Warrants that have been transferred on the books of the Corporation by any member of the Investor Group to any Person other than a member of the Investor Group, regardless of whether any such Original Warrants are subsequently acquired by any member of the Investor Group), divided by the number of Original Warrants, and (y) the quotient of the number of Original Series E Preferred Shares (as defined below) that are Beneficially Owned by members of the Investor Group, in the aggregate, as of the record date for such vote (excluding for purposes of this calculation, however, any Original Series E Preferred Shares transferred on the stock records of the Corporation by any member of the Investor Group to any Person other than a member of the Investor Group, regardless of whether any such Original Series E Preferred Shares are subsequently acquired by any member of the Investor Group), divided by the number of Original Series E Preferred Shares. The term "Original Warrants" means those Warrants Beneficially Owned by members of the Investor Group, in the aggregate, as of the Closing. The term "Original Series E Preferred Shares" means those shares of Series E Preferred Stock Beneficially Owned by members of the Investor Group, in the aggregate, on the date of original issuance of the Series E Preferred Stock.

     C. If on any date (i) dividends payable on either the Series E Preferred Stock or the Series D Preferred Stock shall have been in arrears and not paid in full for four consecutive quarterly periods or if dividends shall have been in arrears and not paid in full on May 13, 1999 or May 13, 2000 for the Series E Preferred Stock or Series D Preferred Stock, as the case may be, or (ii) the Corporation shall have failed to satisfy its obligation to redeem either shares of Series E Preferred Stock or shares of Series D Preferred Stock pursuant to the relevant Certificate of Designations, then the number of directors constituting the Board of Directors shall, without further action, be increased by two, and the holders of a majority of the outstanding shares of Series E Preferred Stock and Series D Preferred Stock shall have, in addition to the other voting rights set forth herein, the exclusive right, voting together as a single class without regard to series, to elect the two directors (the "Additional Directors") of the Corporation to fill such newly-created directorships. Notwithstanding the foregoing, the Investor and its Affiliates shall not be permitted to elect, pursuant to the preceding sentence, more than the number of directors that would result in four directors designated for nomination or elected by the Investor and its Affiliates then being on the Board of Directors (including directors that the Investor has a right to designate for nomination to the Board of Directors pursuant to the Investment Agreement); provided, that if at the time holders of Series D Preferred Stock and Series E Preferred Stock have the right to elect Additional Directors and (i) the Investor and its Affiliates Beneficially Own, in the aggregate, a majority of the outstanding shares of Series E Preferred Stock and Series D Preferred Stock, taken together as a single class, and (ii) the Investor and its Affiliates are not permitted to elect one or both of the Additional Directors as aforesaid, then the holders of Series E Preferred Stock and Series D Preferred Stock (other than the Investor and its Affiliates) shall have the right to elect, voting together as a single class, one Additional Director pursuant to this Section C. Additional Directors shall continue as directors and such additional voting right shall continue until such time as (a) all dividends accumulated on the Series E Preferred Stock and/or Series D Preferred Stock, as the case may be, shall have been paid in full or (b) any redemption obligation with respect to the Series E Preferred Stock and/or Series D Preferred Stock, as the case may be, that has become due shall have been satisfied or all necessary funds shall have been set aside for payment, as the case may be, at which time such Additional Directors shall cease to be directors and such additional voting right of the holders of shares of Series E Preferred Stock shall terminate subject to revesting in the event of each and every subsequent event of the character indicated above and subject to any rights as to the election of directors provided for the holders of any other series of Preferred Stock of the Corporation.

     D. [Reserved]

     E. (a) The foregoing rights of holders of shares of Series E Preferred Stock to take any action as provided in this Article VIII may be exercised at any annual meeting of stockholders or at a special meeting of stockholders held for such purpose as hereinafter provided or at any adjournment thereof, or by the written consent, delivered to the Secretary of the Corporation, of the holders of the minimum number of shares required to take such action. So long as such right to vote continues (and unless such right has been exercised by written consent of the minimum number of shares required to take such action), the Chairman of the Board of Directors may call, and upon the written request of holders of record of 20% of the outstanding shares of Series E Preferred Stock, addressed to the Secretary of the Corporation at the principal office of the Corporation, shall call, a special meeting of the holders of shares entitled to vote as provided herein. Such meeting shall be held within 60 days after delivery of such request to the Secretary, at the place and upon the notice provided by law and in the By-laws for the holding of meetings of stockholders.

     (b) Each director elected pursuant to Section C of this Article VIII shall serve until the next annual meeting or until his or her successor shall be elected and shall qualify, unless the director's term of office shall have terminated pursuant to the provisions of Section C of this Article VIII, as the case may be. In case any vacancy shall occur among the directors elected pursuant to Section C of this Article VIII, such vacancy may be filled for the unexpired portion of the term by vote of the remaining director or directors theretofore elected by such holders (or such director's or directors' successor in office), if any. If any such vacancy is not so filled within 20 days after the creation thereof or if all of the directors so elected shall cease to serve as directors before their term shall expire, the holders of the shares then outstanding and entitled to vote for such director pursuant to the provisions of Section C of this Article VIII, as the case may be, may elect successors to hold office for the unexpired terms of any vacant directorships, by written consent as herein provided, or at a special meeting of such holders called as provided herein. The holders of a majority of the shares entitled to vote for directors pursuant to Section C of this Article VIII, as the case may be, shall have the right to remove with or without cause at any time and replace any directors such holders have elected pursuant to such section, by written consent as herein provided, or at a special meeting of such holders called as provided herein.

     F. Without the consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series E Preferred Stock, voting separately as a class, the Corporation shall not authorize, create or issue, or increase the authorized amount of, (i) any Senior Securities or Parity Securities or (ii) any class or series of capital stock or any security convertible into or exercisable for any class or series of capital stock, redeemable mandatorily or redeemable at the option of the holder thereof at any time on or prior to May 13, 2008 (whether or not only upon the occurrence of a specified event); provided, however, that no consent or vote of the holders of the outstanding shares of the Series E Preferred Stock shall be required for the creation or issuance by a trust formed at the direction of the Corporation of any series of preferred securities of such trust for financing purposes in an aggregate amount not to exceed $250,000,000 ("Trust Preferred Stock"). No consent or vote of the holders of the outstanding shares of Series E Preferred Stock shall be required to authorize, create or issue, or increase the authorized amount of, any class or series of Junior Securities, or any security convertible into a stock of any class or series of Junior Securities, except to the extent such action would violate Section H of this Article VIII.

     G. Without the consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series E Preferred Stock, voting separately as a class, the Corporation shall not (i) amend, alter or repeal any provision of the Certificate of Incorporation or the By-laws, if the amendment, alteration or repeal alters or changes the powers, preferences or special rights of the Series E Preferred Stock so as to affect them materially and adversely, or (ii) authorize or take any other action if such action alters or changes any of the rights of the Series E Preferred Stock in any respect or otherwise would be inconsistent with the provisions of this Certificate of Designations and the holders of any class or series of the capital stock of the Corporation are entitled to vote thereon.

     H. Other Securities. The Corporation shall not enter into any agreement or issue any security that prohibits, conflicts or is inconsistent with, or would be breached by, the Corporation's performance of its obligations hereunder.

                           IX. Additional Definitions
                               ----------------------

     For the purposes of this Certificate of Designations of Series E Preferred Stock, the following terms shall have the meanings indicated:

     "Affiliate" has the meaning set forth in Rule 12b-2 under the Exchange Act. The term "Affiliated" has a correlative meaning. Notwithstanding the foregoing, for all purposes hereof, TPG, and each Person controlled by, controlling or under common control with TPG (each, a "TPG Person"), shall not be deemed an "Affiliate" of any Designated Purchaser Person (as defined below), and no Designated Purchaser, and no Person controlled by, controlling or under common control with such Designated Purchaser (each, a "Designated Purchaser Person"), shall be deemed an "Affiliate" of any TPG Person or any other Designated Purchaser Person, in any such case solely as a consequence of the Investment Agreement and the transactions contemplated thereby.

     "Beneficially Own" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act as in effect on the date hereof, except that a Person shall be deemed to Beneficially Own all such securities that such Person has the right to acquire whether such right is exercisable immediately or after the passage of time). The terms "Beneficial Ownership" and "Beneficial Owner" have correlative meanings. Notwithstanding the foregoing, for all purposes hereof, no TPG Person shall be deemed to Beneficially Own any securities that are held by any Designated Purchaser Person, and no Designated Purchaser Person shall be deemed to Beneficially Own any securities that are held by any TPG Person or other Designated Purchaser Person, in any such case solely as a consequence of the Investment Agreement or the transactions contemplated thereby.

     "Business Day" means any day, other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     "By-laws" means the By-laws of the Corporation, as amended.

     "Change of Control" means such time as:

                  (i) any Person or Group (other than the Investor, its Affiliates, the Corporation or any Subsidiaries of the Corporation, or any Group composed of such Persons) has become, directly or indirectly, the Beneficial Owner, by way of merger, consolidation or otherwise, of a majority of the voting power of the then-outstanding Voting Securities of the Corporation on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Corporation convertible into or exercisable for Voting Securities of the Corporation (whether or not such securities are then currently convertible or exercisable); or

                  (ii) the sale, lease, transfer or other disposition of all or substantially all of the consolidated assets of the Corporation and its Subsidiaries to any Person or Group; or

                  (iii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Board of Directors, together with any new members of such Board of Directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Corporation was approved by a vote of at least a majority of the members of such Board of Directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved or who were approved pursuant to Section 5.02 of the Investment Agreement or Section C, D or E of Article VIII of this Certificate of Designations, cease for any reason to constitute a majority of the directors of the Corporation then in office; or

                  (iv) the Corporation consolidates with or merges with or into another Person or any Person consolidates with, or merges with or into, the Corporation, in any such event pursuant to a transaction in which immediately after the consummation thereof the Persons owning the then-outstanding Voting Securities of the Corporation immediately prior to such consummation shall not own a majority in the aggregate (by reason of such prior ownership) of the then-outstanding Voting Securities of the Corporation or the surviving entity if other than the Corporation; or

                  (v) the adoption of a plan relating to the liquidation or dissolution of the Corporation, whether or not otherwise in compliance with the provisions of this Certificate of Designations.

     "Closing" has the meaning assigned to such term in the Investment
Agreement.

     "Designated Purchaser" has the meaning assigned to such term in the Investment Agreement.

     "Designated Purchaser Person" has the meaning set forth in the definition of "Affiliate."

     "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, from time to time.

     "Group" has the meaning set forth in Rule 13d-5 under the Exchange Act.

     "Investment Agreement" means the Investment Agreement, dated as of February 23, 1998, by and between the Investor and the Corporation, as amended, supplemented or otherwise modified from time to time.

     "Investor" means TPG.

     "Investor Group" means, collectively, the Investor, the Designated Purchasers, if any, and the respective Affiliates of such Persons.

     "Investor Nominee" means a person designated for election to the Board of Directors by an Investor pursuant to the Investment Agreement.

     "Moody's" means Moody's Investors Service and its successors.

     "Person" means any individual, corporation, company, association, partnership, joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

     "Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, from time to time.

     "S&P" means Standard and Poor's Ratings Group, a division of the McGraw-Hill Companies, and its successors.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of voting stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or combination thereof) and (ii) any partnership (A) the sole general partner of the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "TPG" means TPG Partners II, L.P., a Delaware limited partnership.

     "TPG Person" has the meaning set forth in the definition of "Affiliate."

     "Voting Securities" means the shares of Common Stock and any other securities of the Corporation entitled to vote generally for the election of directors.

     "Warrants" means the Series B Warrants issued by the Corporation on pursuant to the Investment Agreement.

     "Warrant Shares" has the meaning assigned to such term in the Warrants.

                                X. Miscellaneous
                                   -------------

     A. Notices. Any notice referred to herein shall be in writing and, unless first-class mail shall be specifically permitted for such notices under the terms hereof, shall be deemed to have been given upon personal delivery thereof, upon transmittal of such notice by telecopy (with confirmation of receipt by telecopy or telex) or five days after transmittal by registered or certified mail, postage prepaid, addressed as follows:

                  (i) if to the Corporation, to its office at 800 Connecticut Avenue Norwalk, Connecticut 06854 (Attention: General Counsel) or to the transfer agent for the Series E Preferred Stock;

                  (ii) if to a holder of the Series E Preferred Stock, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Series E Preferred Stock); or

                  (iii) to such other address as the Corporation or such holder, as the case may be, shall have designated by notice similarly given.

     B. Reacquired Shares. Any shares of Series E Preferred Stock redeemed, purchased or otherwise acquired by the Corporation, directly or indirectly, in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof (and shall not be deemed to be outstanding for any purpose) and, if necessary to provide for the lawful redemption or purchase of such shares, the capital represented by such shares shall be reduced in accordance with the Delaware General Corporation Law. All such shares of Series E Preferred Stock shall upon their cancellation and upon the filing of an appropriate certificate with the Secretary of State of the State of Delaware, become authorized but unissued shares of Preferred Stock, par value $0.01 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $0.01 per share, of the Corporation subject to the conditions or restrictions on issuance set forth herein.

     C. Enforcement. Any registered holder of shares of Series E Preferred Stock may proceed to protect and enforce its rights and the rights of such holders by any available remedy by proceeding at law or in equity to protect and enforce any such rights, whether for the specific enforcement of any provision in this Certificate of Designations or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

     D. Transfer Taxes. Except as otherwise agreed upon pursuant to the terms of this Certificate of Designations, the Corporation shall pay any and all documentary, stamp or similar issue or transfer taxes and other governmental charges that may be imposed under the laws of the United States of America or any political subdivision or taxing authority thereof or therein in respect of any issue or delivery of Debentures on exchange of, or other securities or property issued on account of, shares of Series E Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax or other charge that may be imposed in connection with any transfer involved in the issue or transfer and delivery of any certificate for Debentures or other securities or property in a name other than that in which the shares of Series E Preferred Stock so exchanged, or on account of which such securities were issued, were registered and no such issue or delivery shall be made unless and until the Person requesting such issue has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid or is not payable.

     E. Transfer Agent. The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Series E Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Corporation shall send notice thereof by first-class mail, postage prepaid, to each holder of record of shares of Series E Preferred Stock.

     F. Record Dates. In the event that the Series E Preferred Stock shall be registered under either the Securities Act or the Exchange Act, the Corporation shall establish appropriate record dates with respect to payments and other actions to be made with respect to the Series E Preferred Stock.


     IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its Executive Vice President and General Counsel and attested by its Vice President this 12th day of February, 1999.

                                      OXFORD HEALTH PLANS, INC.


                                      By:  /s/ Jeffrey H. Boyd
                                          -------------------------------
                                          Name:  Jeffrey H. Boyd
                                          Title: Executive Vice President
                                                 and General Counsel
[Corporate Seal]

ATTEST:

/s/ Robert J. Moses
----------------------
Name:  Robert J. Moses
Title: Vice President